Exhibit 99.1

Sun Life Financial Reports Second Quarter 2014 Results

TORONTO, Aug. 6, 2014 /CNW/ - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF)

The information contained in this document concerning the second quarter of 2014 is based on the unaudited interim financial results of Sun Life Financial Inc. for the period ended June 30, 2014. Sun Life Financial Inc., together with its subsidiaries and joint ventures, are collectively referred to as "the Company", "Sun Life Financial", "we", "our" and "us". Unless otherwise noted, all amounts are in Canadian dollars. Beginning in 2014, we are reporting underlying net income (loss)(1) to assist in explaining our underlying business performance. This measure replaces operating net income (loss) excluding the net impact of market factors that was reported in 2013.

Second Quarter 2014 Financial Highlights

•	Operating net income from Continuing Operations(2) of $488 million or $0.80 per share(1), compared to $431 million or $0.71 per share in the second quarter of 2013. Reported net income from Continuing Operations of $425 million or $0.69 per share, compared to $391 million or $0.64 per share in the same period last year
•	Underlying net income from Continuing Operations of $499 million or $0.81 per share(1) in the second quarter of 2014, compared to $373 million or $0.62 per share in the second quarter of 2013
•	Results reflect income contribution from across the Company, with continued growth in assets under management and gains from investing activities
•	Operating return on equity(1) ("ROE") of 12.6% and underlying ROE(1) of 12.9% in the second quarter of 2014, compared to Operating ROE of 12.8% in the same period last year based on the Combined Operations(2)
•	Quarterly dividend of $0.36 per share
•	Minimum Continuing Capital and Surplus Requirements ratio for Sun Life Assurance Company of Canada of 222%

"We are pleased to report strong earnings this quarter with contributions from across the enterprise and continued growth in assets under management," Dean Connor, President and CEO, Sun Life Financial said. "Of particular note, our underlying net income rose 34% compared to the same period last year, reflecting good execution of our four-pillar strategy."

"Assets under management grew 16% from the second quarter of 2013 to $684 billion due to favourable markets, stronger sales and the positive impact of currency movements," Connor said.

"MFS reported strong results, as assets under management grew 24% to a record US$439 billion on solid net inflows and continuing strong retail fund performance," Connor said. "MFS continues to deliver robust operating and underlying income of US$133 million in the second quarter, up 32% over the same period last year."

"Our Canadian operations had strong gains in its wealth businesses, reporting sales of $3 billion in the quarter, up from $2 billion in the same period last year driven by higher mutual fund sales by Sun Life Global Investments and higher new defined contribution pension sales," Connor said. "Sales of individual insurance products increased 14% and sales in our defined contribution pension business grew 92% based on a combination of strong new sales and retained business."

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(1)	Operating net income (loss) and financial information based on operating net income (loss), such as operating earnings (loss) per share, operating ROE, underlying net income (loss), underlying earnings (loss) per share and underlying ROE, are not based on International Financial Reporting Standards. All earnings per share ("EPS") measures refer to fully diluted EPS, unless otherwise stated. See Use of Non-IFRS Financial Measures.
(2)	Effective August 1, 2013 we completed the sale of our U.S. annuities business and certain of our U.S. life insurance businesses. As a result of this transaction, we have defined this business as "Discontinued Operations", the remaining operations as "Continuing Operations", and the total Discontinued Operations and Continuing Operations as "Combined Operations".

"In our U.S. operations, underlying net income in the quarter rose to US$101 million from US$88 million in the second quarter last year," Connor said. "Sun Life's Asian operations also delivered an increase in underlying net income to $39 million this quarter, up from $27 million, reflecting growth in both in-force and new business."

Reported net income from Continuing Operations was $425 million in the second quarter of 2014, compared to reported net income from Continuing Operations of $391 million in the same period last year. The following table sets out our operating net income from Continuing Operations and underlying net income from Continuing Operations for the second quarter of 2014 and 2013.

($ millions, after-tax)	Q2'14	Q2'13
Operating net income	488	431
Market related impacts	(22)	47
Assumption changes and management actions	11	11
Underlying net income	499	373

The Board of Directors of Sun Life Financial Inc., today declared a quarterly shareholder dividend of $0.36 per common share, maintaining the current quarterly dividend.

Operational Highlights
Our strategy is focused on four key pillars of growth. We detail our continued progress against these pillars below.

Becoming the best performing life insurer in Canada
Individual Insurance & Wealth reported strong sales in the second quarter of 2014. Insurance sales were $75 million, an increase of 14% compared to the same period last year, driven by solid gains in third-party sales. Individual wealth sales of $1.1 billion improved 23% compared to the second quarter of 2013, driven by higher mutual fund and payout annuity sales.

Sun Life Global Investments (Canada) Inc. continued its sales momentum, reporting significant sales increases in the second quarter of 2014 compared to the same period in the prior year. Gross sales were $552 million in the second quarter 2014, representing a 64% increase compared to the same period last year, boosting client managed assets to $8.4 billion as at June 30, 2014, an increase of 32% over June 30, 2013.

Group Retirement Services achieved record assets under administration of $71 billion at the end of the second quarter of 2014, 24% higher than at the end of the same period last year. Results were driven by favourable equity markets and strong sales, including significant new sales combined with low termination of accounts as a result of effective client retention efforts.

Becoming a leader in group insurance and voluntary benefits in the United States
Sun Life Financial U.S. continues to grow its group insurance and voluntary benefits businesses. Business in-force in Group Benefits (reported as Employee Benefits Group in 2013) grew 8% in the second quarter of 2014 compared to the second quarter of 2013 with voluntary benefits and group insurance up 13% and 6%, respectively, including a 15% increase in stop-loss insurance.

In addition, sales of life insurance products in International in the second quarter of 2014 increased 12% compared to the same period last year.

Growing our asset management businesses globally
Global assets under management reached $684 billion at the end of the quarter, up 16% from the end of the second quarter of 2013.

At MFS Investment Management ("MFS"), assets under management reached another record high ending the quarter at US$439 billion, a 24% increase from the second quarter of 2013, driven by net sales of US$17.0 billion and asset appreciation of US$68.2 billion.

MFS's retail fund performance remains strong with 91% and 78% of fund assets ranked in the top half of their respective Lipper categories based on three- and five- year performance, respectively. Performance in the Global/International equity funds continues to be especially strong, with 90% and 95% of fund assets ranking in the top half of their three- and five-year Lipper averages, respectively, as of June 30, 2014.

During the quarter, we announced the appointment of Carl Bang as President of Sun Life Investment Management Inc., the business we launched in the first quarter to bring our investment expertise in private fixed income, commercial mortgages, real estate and liability-driven investing to pension funds and other institutional investors in Canada.

Strengthening our competitive position in Asia
Growing our distribution capabilities in the region has been an important focus. Agency sales in Hong Kong were up 25% during the second quarter of 2014 compared to the same period last year, measured in local currency, due to growth in agency headcount to the highest level since 2006. In Indonesia, agency sales were up 19% this quarter over the second quarter of last year, measured in local currency.

Sun Life of Canada (Philippines), Inc. was the leading life insurance company in the Philippines in 2013, for the third consecutive year, according to figures released by the Insurance Commission in the Philippines in the second quarter of 2014 based on premium income in 2013. Our Philippines operation has almost tripled its premium income since 2010 and Sun Life Grepa Financial, Inc., was the fastest growing insurance company in the Philippines in 2013, based on premium income figures released by the Insurance Commission in the Philippines.

Our Indian joint venture, Birla Sun Life Asset Management Company recorded its highest assets under management as at the end of June 2014, reaching 1 trillion Indian Rupees (C$18.4 billion of which C$9.0 billion is reported in our assets under management).

Other highlights
Corporate Knights has recognized Sun Life Financial as one of the Best 50 Corporate Citizens in Canada - the only publicly traded life and health insurance company to make the list.

For the fifth year in a row, Canadians have voted Sun Life Financial the "Most Trusted Life Insurance Company" as part of the Reader's Digest 2013 Trusted Brand™ awards program.

How We Report Our Results
Sun Life Financial Inc., together with its subsidiaries and joint ventures, are collectively referred to as "the Company", "Sun Life Financial", "we", "our" and "us". We manage our operations and report our financial results in five business segments: Sun Life Financial Canada ("SLF Canada"), Sun Life Financial United States ("SLF U.S."), MFS Investment Management ("MFS"), Sun Life Financial Asia ("SLF Asia") and Corporate. Our Corporate segment includes the operations of our United Kingdom business unit ("SLF U.K.") and Corporate Support operations. Our Corporate Support operations includes our Run-off reinsurance business and investment income, expenses, capital and other items not allocated to other business segments. Information concerning these segments is included in our annual and interim consolidated financial statements and accompanying notes ("Consolidated Financial Statements"). We prepare our unaudited interim consolidated financial statements using International Financial Reporting Standards ("IFRS"), and in accordance with the International Accounting Standard 34 Interim Financial Reporting.

Sale of U.S. Annuity Business
Effective August 1, 2013, we completed the sale of our U.S. annuities business and certain of our U.S. life insurance businesses (collectively, our "U.S. Annuity Business"), to Delaware Life Holdings, LLC. The transaction consisted primarily of the sale of 100% of the shares of Sun Life Assurance Company of Canada (U.S.), which included U.S. domestic variable annuity, fixed annuity and fixed indexed annuity products, corporate and bank-owned life insurance products and variable life insurance products. The sale included the transfer of certain related operating assets, systems and employees that supported these businesses. The purchase price adjustment was finalized in the first quarter of 2014 and resulted in no change to the loss on sale recorded in 2013.

We have defined our U.S. Annuity Business as "Discontinued Operations", the remaining operations as "Continuing Operations", and the total Discontinued Operations and Continuing Operations as "Combined Operations". In accordance with the requirements of IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, income and expenses associated with the U.S. Annuity Business were classified as discontinued operations in our Consolidated Statements of Operations beginning in the fourth quarter of 2012.

Use of Non-IFRS Financial Measures
We report certain financial information using non-IFRS financial measures, as we believe that they provide information that is useful to investors in understanding our performance and facilitate a comparison of the quarterly and full year results from period to period. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. These non-IFRS financial measures should not be viewed as alternatives to measures of financial performance determined in accordance with IFRS. Additional information concerning these non-IFRS financial measures and reconciliations to IFRS measures are included in our annual and interim management's discussion and analysis ("MD&A") and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors - Financial results & reports. Reconciliations to IFRS measures are also available in this document under the heading Reconciliation of Non-IFRS Financial Measures.

Operating net income (loss) and financial measures based on operating net income (loss), including operating earnings per share ("EPS") or operating loss per share, and operating return on equity ("ROE"), are non-IFRS financial measures. Operating net income (loss) excludes from reported net income those impacts that are not operational or ongoing in nature to assist investors in understanding our business performance. Such operating adjustments include: (i) the impact of certain hedges in SLF Canada that do not qualify for hedge accounting; (ii) fair value adjustments on share-based payment awards at MFS; (iii) the loss on the sale of our U.S. Annuity Business; (iv) the impact of assumption changes and management actions related to the sale of our U.S. Annuity Business; (v) restructuring and other related costs (including impacts related to the sale of our U.S. Annuity Business); (vi) goodwill and intangible asset impairment charges; and (vii) other items that are not operational or ongoing in nature. Operating EPS also excludes the dilutive impact of convertible securities.

Beginning in the first quarter of 2014, we are reporting underlying net income (loss) to assist in explaining our underlying business performance. This measure replaces operating net income (loss) excluding the net impact of market factors that was reported in 2013. Underlying net income (loss) and financial measures based on underlying net income (loss), including underlying EPS or underlying loss per share, and underlying ROE, are non-IFRS financial measures. Underlying net income (loss) removes from operating net income (loss) the following items that create volatility in our results under IFRS: (a) market related impacts; (b) assumption changes and management actions; and (c) other items that have not been treated as operating adjustments and when removed assist in explaining our results from period to period. Market related impacts include: (i) the net impact of changes in interest rates in the reporting period, including changes in credit and swap spreads, and any changes to the assumed fixed income reinvestment rates in determining the actuarial liabilities; (ii) the net impact of changes in equity markets above or below the expected level of change in the reporting period and of basis risk inherent in our hedging program; and (iii) the net impact of changes in the fair value of real estate properties in the reporting period. Additional information regarding these adjustments is available in the footnotes to the table included under the heading Q2 2014 vs. Q2 2013 in the Financial Summary section in this document. Assumption changes reflect the impact of revisions to the assumptions used in determining our liabilities for insurance contracts and investment contracts. Assumptions require significant judgment and regular review and, where appropriate, revision. The impact of assumption changes related to actions taken by management in the current reporting period, referred to as management actions, include for example, changes in the price of an in-force product, new or revised reinsurance deals on in-force business or material changes to investment policy for an asset segment supporting our liabilities. Underlying EPS also excludes the dilutive impact of convertible securities.

Unless indicated otherwise, all factors discussed in this document that impact our results are applicable to reported net income (loss), operating net income (loss) and underlying net income (loss). Reported net income (loss) refers to net income (loss) determined in accordance with IFRS. As there were no Discontinued Operations in 2014, the discussion of our results in this document is of the Continuing Operations. Underlying ROE and operating ROE beginning in the first quarter of 2014 are prepared based on the Continuing Operations. Operating ROE for comparative periods is based on the Combined Operations. For additional information on the Discontinued Operations refer to Note 3 in our interim consolidated financial statements for the second quarter of 2014 and our annual MD&A and consolidated financial statements for the year ended December 31, 2013.

Other non-IFRS financial measures that we use include operating ROE, underlying ROE, adjusted revenue, administrative services only ("ASO") premium and deposit equivalents, mutual fund assets and sales, managed fund assets and sales, premiums and deposits, adjusted premiums and deposits, assets under management ("AUM") and assets under administration. Additional information about non-IFRS financial measures and reconciliations to the closest IFRS measure can be found in this document under the heading Reconciliation of Non-IFRS Financial Measures and in our 2013 annual MD&A under the heading Use of Non-IFRS Financial Measures.

The information contained in this document is in Canadian dollars, unless otherwise noted. All EPS measures in this document refer to fully diluted EPS, unless otherwise stated.

Additional Information
Additional information about Sun Life Financial Inc. ("SLF Inc.") can be found in our annual and interim consolidated financial statements, annual and interim MD&A and Annual Information Form ("AIF"). These documents are filed with securities regulators in Canada and are available at www.sedar.com. Our annual MD&A, annual consolidated financial statements and AIF are filed with the United States Securities and Exchange Commission ("SEC") in our annual report on Form 40-F and our interim MD&As and interim consolidated financial statements are furnished to the SEC on Form 6-Ks and are available at www.sec.gov.

Financial Summary

	Quarterly results					Year to date
($ millions, unless otherwise noted)	Q2'14	Q1'14	Q4'13	Q3'13	Q2'13	2014	2013
Continuing Operations
Net income (loss)
Operating net income (loss) from Continuing Operations(1)	488	454	642	422	431	942	879
Reported net income (loss) from Continuing Operations	425	400	571	324	391	825	801
Underlying net income (loss) from Continuing Operations(1)	499	440	375	448	373	939	758
Diluted EPS ($)
Operating EPS from Continuing Operations (diluted)(1)	0.80	0.74	1.05	0.69	0.71	1.54	1.46
Reported EPS from Continuing Operations (diluted)	0.69	0.65	0.93	0.53	0.64	1.34	1.32
Underlying EPS from Continuing Operations (diluted)(1)	0.81	0.72	0.61	0.74	0.62	1.53	1.26
Reported basic EPS from Continuing Operations ($)	0.70	0.66	0.94	0.53	0.65	1.35	1.33
Total Company (Combined Operations)
Net income (loss)
Reported net income (loss) from Continuing Operations	425	400	571	324	391	825	801
Reported net income (loss) from Discontinued Operations	—	—	(21)	(844)	8	—	111
Reported net income (loss) from Combined Operations	425	400	550	(520)	399	825	912
Reported EPS ($)
Reported EPS from Combined Operations (diluted)	0.69	0.65	0.90	(0.84)	0.65	1.34	1.50
Reported EPS from Combined Operations (basic)	0.7	0.66	0.91	(0.86)	0.66	1.35	1.51
Avg. common shares outstanding (millions)	611	610	608	606	603	610	602
Closing common shares outstanding (millions)	611.4	610.6	609.4	607.1	605.8	611.4	605.8
Dividends per common share ($)	0.36	0.36	0.36	0.36	0.36	0.72	0.72
MCCSR ratio(2)	222%	221%	219%	216%	217%	222%	217%
Return on equity (%)(3)
Operating ROE(1)	12.6%	12.0%	17.7%	12.6%	12.8%	12.3%	14.3%
Underlying ROE(1)	12.9%	11.6%	n/a	n/a	n/a	12.3%	n/a
Premiums and deposits
Net premium revenue	2,372	2,228	2,824	2,408	2,374	4,600	4,407
Segregated fund deposits	2,611	2,576	1,917	2,227	2,169	5,187	4,326
Mutual fund sales(1)(4)	16,267	18,567	14,679	16,242	17,570	34,834	34,109
Managed fund sales(1)	6,131	7,579	9,778	11,410	10,508	13,710	18,777
ASO premium and deposit equivalents(1)	1,495	1,760	1,551	1,460	1,487	3,255	2,962
Total premiums and deposits(1)(4)	28,876	32,710	30,749	33,747	34,108	61,586	64,581

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.
(2)	MCCSR represents Minimum Continuing Capital and Surplus Requirements ("MCCSR") ratio of Sun Life Assurance Company of Canada ("Sun Life Assurance").
(3)	Underlying ROE and operating ROE beginning in the first quarter of 2014 are prepared based on the Continuing Operations. Operating ROE in prior quarters is based on the Combined Operations.
(4)	Prior periods have been restated to include the sales of Birla Sun Life Asset Management Company equity and fixed income mutual funds based on our proportionate equity interest.

	Quarterly results					Year to date
($ millions, unless otherwise noted)	Q2'14	Q1'14	Q4'13	Q3'13	Q2'13	2014	2013
Assets under management
General fund assets	129,253	128,171	123,390	121,248	133,052	129,253	133,052
Segregated funds	82,461	80,054	76,141	71,658	97,364	82,461	97,364
Mutual funds, managed funds and other AUM(1)	472,677	467,662	440,306	397,584	360,312	472,677	360,312
Total AUM(1)(2)	684,391	675,887	639,837	590,490	590,728	684,391	590,728
Capital
Subordinated debt and other capital(3)	2,849	2,606	3,099	3,094	3,096	2,849	3,096
Participating policyholders' equity	131	133	127	126	124	131	124
Total shareholders' equity	17,641	17,818	17,227	16,600	17,495	17,641	17,495
Total capital	20,621	20,557	20,453	19,820	20,715	20,621	20,715

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.
(2)	Beginning in the first quarter of 2014, the results of our joint ventures have been included based on our proportionate equity interest resulting in a decrease of $4.2 billion. In the second quarter of 2014 we have begun to include AUM in International in SLF U.S. and have restated AUM for the first quarter of 2014 to include $4.8 billion of these assets. In addition, all amounts for periods prior to the third quarter of 2013 include Discontinued Operations.
(3)	Other capital refers to Sun Life ExchangEable Capital Securities ("SLEECS"), which qualify as capital for Canadian regulatory purposes. See Capital and Liquidity Management - Capital in our annual MD&A.

Unless indicated otherwise, all factors discussed in this document that impact our results are applicable to reported net income (loss), operating net income (loss) and underlying net income (loss). The discussion of our results is of the Continuing Operations.

Q2 2014 vs. Q2 2013
Our reported net income from Continuing Operations was $425 million in the second quarter of 2014, compared to $391 million in the second quarter of 2013. Operating net income from Continuing Operations was $488 million for the quarter ended June 30, 2014, compared to $431 million for the same period last year. Underlying net income from Continuing Operations was $499 million, compared to $373 million in the second quarter of 2013.

Operating ROE and underlying ROE in the second quarter of 2014 were 12.6% and 12.9%, respectively. Operating ROE in the second quarter of 2013 was 12.8% on a Combined Operations basis.

The following table reconciles our net income measures and sets out the impact that other notable items had on our net income in the second quarter of 2014 and 2013.

	Quarterly results
($ millions, after-tax)	Q2'14	Q2'13
Reported net income	425	391
Certain hedges that do not qualify for hedge accounting in SLF Canada	(8)	9
Fair value adjustments on share-based payment awards at MFS	(44)	(42)
Restructuring and other related costs(1)	(11)	(7)
Operating net income	488	431
Equity market impact
Net impact from equity market changes	22	(17)
Net basis risk impact	1	3
Net equity market impact(2)	23	(14)
Interest rate impact
Net impact from interest rate changes	(28)	99
Net impact of decline in fixed income reinvestment rates	—	(49)
Net impact of credit spread movements	(17)	18
Net impact of swap spread movements	1	(11)
Net interest rate impact(3)	(44)	57
Net increases (decreases) in the fair value of real estate	(1)	4
Market related impacts	(22)	47
Assumption changes and management actions	11	11
Underlying net income	499	373
Impact of other notable items on our net income:
Experience related items(4)
Impact of investment activity on insurance contract liabilities	32	2
Mortality/morbidity	(18)	6
Credit	18	14
Lapse and other policyholder behaviour	2	(7)
Expenses	(11)	(8)
Other	13	(16)

(1)	Restructuring and other related costs primarily includes transition costs related to the sale of our U.S. Annuity Business.
(2)	Net equity market impact consists primarily of the effect of changes in equity markets during the quarter, net of hedging, that differ from the best estimate assumptions used in the determination of our insurance contract liabilities of approximately 2% growth per quarter in equity markets. Net equity market impact also includes the income impact of the basis risk inherent in our hedging program, which is the difference between the return on underlying funds of products that provide benefit guarantees and the return on the derivative assets used to hedge those benefit guarantees.
(3)	Net interest rate impact includes the effect of interest rate changes on investment returns that differ from best estimate assumptions, and on the value of derivative instruments used in our hedging programs. Our exposure to interest rates varies by product type, line of business and geography. Given the long-term nature of our business, we have a higher degree of sensitivity in respect of interest rates at long durations. Net interest rate impact also includes the income impact of declines in assumed fixed income reinvestment rates and of credit and swap spread movements.
(4)	Experience related items reflect the difference between actual experience during the reporting period and best estimate assumptions used in the determination of our insurance contract liabilities.

Our reported net income from Continuing Operations for the second quarter of 2014 and 2013 included items that are not operational or ongoing in nature and are, therefore, excluded in our calculation of operating net income from Continuing Operations. Operating net income from Continuing Operations for the second quarter of 2014 and 2013 excluded the net impact of certain hedges that do not qualify for hedge accounting in SLF Canada, fair value adjustments on share-based awards at MFS and restructuring and other related costs. The net impact of these items reduced reported net income from Continuing Operations by $63 million in the second quarter of 2014 compared to a reduction of $40 million in the second quarter of 2013. In addition, our operating net income from Continuing Operations in the second quarter of 2014 increased by $21 million as a result of movements in currency rates relative to the average exchange rates in the second quarter of 2013.

Our underlying net income from Continuing Operations for the second quarter of 2014 and 2013 adjusts for market related impacts and assumption changes and management actions and excludes from operating net income:

•	the unfavourable impact of market related items as outlined in the preceding table of $22 million in the second quarter of 2014 compared to a favourable impact of $47 million in the second quarter of 2013; and
•	the favourable impact of assumption changes and management actions of $11 million in the second quarter of 2014 and $11 million in the second quarter of 2013.

The net impact of these items reduced operating net income by $11 million in the second quarter of 2014, compared to an increase of $58 million in the second quarter of 2013.

Net income from Continuing Operations in the second quarter of 2014 also reflected gains from investment activity on insurance contract liabilities, positive credit experience and business growth. These items were partially offset by unfavourable morbidity experience and expense experience.

Net income from Continuing Operations for the second quarter of 2013 also reflected positive impacts from credit, mortality and morbidity experience, offset by lapse and other policyholder behaviour and other experience factors.

Q2 2014 vs. Q2 2013 (year-to-date)

	Year to date
($ millions, after-tax)	2014	2013
Reported net income	825	801
Certain hedges that do not qualify for hedge accounting in SLF Canada	(3)	23
Fair value adjustments on share-based payment awards at MFS	(95)	(94)
Restructuring and other related costs(1)	(19)	(7)
Operating net income	942	879
Net equity market impact(2)	56	33
Net interest rate impact(3)	(108)	56
Net increases (decreases) in the fair value of real estate	4	9
Market related impacts	(48)	98
Assumption changes and management actions	51	23
Underlying net income	939	758
Impact of other notable items on our net income:
Experience related items(4)
Impact of investment activity on insurance contract liabilities	68	46
Mortality/morbidity	(40)	25
Credit	34	26
Lapse and other policyholder behaviour	(17)	(21)
Expenses	(25)	(14)
Other	13	(29)

(1)	Restructuring and other related costs primarily includes transition costs related to the sale of our U.S. Annuity Business.
(2)	Net equity market impact consists primarily of the effect of changes in equity markets during the quarter, net of hedging, that differ from the best estimate assumptions used in the determination of our insurance contract liabilities of approximately 2% growth per quarter in equity markets. Net equity market impact also includes the income impact of the basis risk inherent in our hedging program, which is the difference between the return on underlying funds of products that provide benefit guarantees and the return on the derivative assets used to hedge those benefit guarantees.
(3)	Net interest rate impact includes the effect of interest rate changes on investment returns that differ from best estimate assumptions, and on the value of derivative instruments used in our hedging programs. Our exposure to interest rates varies by product type, line of business and geography. Given the long-term nature of our business, we have a higher degree of sensitivity in respect of interest rates at long durations. Net interest rate impact also includes the income impact of declines in assumed fixed income reinvestment rates and of credit and swap spread movements.
(4)	Experience related items reflect the difference between actual experience during the reporting period and best estimate assumptions used in the determination of our insurance contract liabilities.

Our reported net income from Continuing Operations for the first six months of 2014 was $825 million, compared to $801 million for the same period last year. The net impact of certain hedges that do not qualify for hedge accounting in SLF Canada, fair value adjustments on share-based awards at MFS and restructuring and other related costs reduced reported net income from Continuing Operations by $117 million in the first half of 2014 compared to a reduction of $78 million in the first half of 2013. Operating net income from Continuing Operations for the first six months ended June 30, 2014 was $942 million, compared to $879 million for the six months ended June 30, 2013. Our operating net income from Continuing Operations for the first half of 2014 increased by $45 million as a result of movements in currency rates relative to the average exchange rates in the first half of 2013.

Our underlying net income from Continuing Operations for the first six months of 2014 and 2013 adjusts for market related impacts and assumption changes and management actions and excludes from operating net income:

•	the unfavourable impact of market related items as outlined in the preceding table of $48 million in the first half of 2014 compared to a favourable impact of $98 million in same period in 2013; and
•	the favourable impact of assumption changes and management actions of $51 million in the first half of 2014 and $23 million in the same period in 2013. The impact in 2014 mainly reflects reinvestment assumption changes and modeling improvements made in the first quarter.

The net impact of these items increased operating net income by $3 million in the first half of 2014, compared to an increase of $121 million in the same period in 2013.

Net income from Continuing Operations for the first six months of 2014 also reflected gains from investment activity on insurance contract liabilities, positive credit experience and business growth, partially offset by unfavourable mortality and morbidity, expense and lapse and other policyholder behaviour experience.

Net income from Continuing Operations for the first half of 2013 also reflected gains from investment activity on insurance contract liabilities, positive mortality and morbidity and credit experience, partially offset by unfavourable lapse and other policyholder behaviour and expense experience.

Annual Review of Actuarial Methods and Assumptions
The determination of insurance contract liabilities is fundamental to the Company's financial results and requires management to make assumptions about equity market performance, interest rates, asset default, mortality and morbidity rates, policy terminations, expenses and inflation and other factors over the life of its products. These assumptions require significant judgment and regular review and, where appropriate, revision.

We will complete our annual review of actuarial methods and assumptions in the second half of 2014. As this work is in progress, it is not possible to determine whether the total impact on net income will be positive or negative.

In May 2014, the Actuarial Standards Board ("ASB") released the final revisions to the Canadian actuarial standards of practice with respect to economic reinvestment assumptions used in the valuation of insurance contract liabilities. The changes relate to assumed future interest rates, credit spreads and the use of non-fixed income assets supporting fixed obligations. We are in the process of modeling these changes and estimate an increase to net income of approximately $300 million(1), with little or no increase in our reported sensitivity to changes in interest rates. The actual impact on net income will depend on a number of factors, including the economic environment at the time of change and finalization of models.

We expect strengthening of insurance contract liabilities will be made in other areas, the largest of which is our assumptions of future mortality improvements. Emerging trends in population mortality improvement and evolving best practice indicate a need to increase our assumed rates of future mortality improvement, which will have a negative impact on net income.

Most actuarial method and assumption changes will be implemented in the third quarter. Two notable exceptions are the ASB changes, which are not effective until the fourth quarter, and the changes to assumptions of future mortality improvements, which are being implemented in the fourth quarter so the impact is measured with the ASB changes in effect.

These statements regarding the annual review of actuarial methods and assumptions are forward-looking.

______________________

(1)	Our fourth quarter 2013 disclosure indicated an expected reduction in 2014 net income of approximately $40 million for declines in fixed income reinvestment rates. This amount has been reflected in the estimated impact of ASB changes.

Impact of Foreign Exchange Rates
We have operations in many markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda, and generate revenues and incur expenses in local currencies in these jurisdictions, which are translated to Canadian dollars.

Items impacting our Consolidated Statements of Operations are translated to Canadian dollars using average exchange rates for the respective period. For items impacting our Consolidated Statements of Financial Position, period end rates are used for currency translation purposes. The following table provides the most relevant foreign exchange rates over the past several quarters.

Exchange Rate	Quarterly					Year to date
	Q2'14	Q1'14	Q4'13	Q3'13	Q2'13	2014	2013
Average
U.S. Dollar	1.090	1.102	1.049	1.039	1.023	1.096	1.015
U.K. Pounds	1.835	1.824	1.698	1.610	1.571	1.829	1.567
Period end
U.S. Dollar	1.067	1.105	1.062	1.031	1.052	1.067	1.052
U.K. Pounds	1.824	1.841	1.758	1.668	1.600	1.824	1.600

In general, our net income benefits from a weakening Canadian dollar and is adversely affected by a strengthening Canadian dollar as net income from the Company's international operations is translated back to Canadian dollars. However, in a period of losses, the weakening of the Canadian dollar has the effect of increasing the losses. The relative impact of foreign exchange in any given period is driven by the movement of currency rates as well as the proportion of earnings generated in our foreign operations. We generally express the impact of foreign exchange on net income on a year-over-year basis. During the second quarter of 2014, our operating net income from Continuing Operations increased by $21 million as a result of movements in currency rates relative to the average exchange rates in the second quarter of 2013.

Performance by Business Group
As there were no Discontinued Operations in 2014, the discussion of our performance by business group, including comparative information, refers to Continuing Operations. For information on the Discontinued Operations in 2013, refer to Note 3 in our interim consolidated financial statements and to our 2013 annual MD&A and consolidated financial statements.

SLF Canada

	Quarterly results					Year to date
($ millions)	Q2'14	Q1'14	Q4'13	Q3'13	Q2'13	2014	2013
Underlying net income (loss)(1)	195	210	148	222	221	405	429
Underlying adjustments:
Market related impacts	(2)	12	22	35	(15)	10	32
Assumption changes and management actions	4	16	(33)	(42)	4	20	12
Operating net income (loss)(1)	197	238	137	215	210	435	473
Operating adjustments:
Hedges that do not qualify for hedge accounting	(8)	5	17	(2)	9	(3)	23
Assumption changes and management actions related to the sale of our U.S. Annuity Business	—	—	—	16	—	—	—
Reported net income (loss)	189	243	154	229	219	432	496
Underlying ROE (%)(1)	10.6	11.6	n/a	n/a	n/a	11.0	n/a
Operating ROE (%)(1)	10.7	13.1	7.6	11.8	11.4	11.9	12.9
Operating net income (loss) by business unit(1)
Individual Insurance & Wealth(1)(2)	96	140	59	64	80	236	234
Group Benefits(1)	53	58	40	128	86	111	166
Group Retirement Services(1)	48	40	38	23	44	88	73
Total operating net income (loss)(1)	197	238	137	215	210	435	473

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.
(2)	Individual Insurance & Wealth was reported as Individual Insurance & Investments in 2013.

Q2 2014 vs. Q2 2013
SLF Canada's reported net income was $189 million in the second quarter of 2014, compared to $219 million in the second quarter of 2013. Operating net income was $197 million, compared to $210 million in the second quarter of 2013. Operating net income for both periods in SLF Canada excludes the impact of certain hedges that do not qualify for hedge accounting, which are set out in the table above.

Underlying net income in the second quarter of 2014 was $195 million, compared to $221 million in the second quarter of 2013. Underlying net income in SLF Canada excludes from operating net income:

•	market related impacts, which had an unfavourable impact of $2 million in the second quarter of 2014 primarily driven by interest rates partially offset by equity markets, compared to an unfavourable impact of $15 million in the second quarter of 2013 primarily driven by interest rates; and
•	assumption changes and management actions, which had a favourable impact of $4 million in the second quarter of 2014, unchanged from $4 million in the second quarter of 2013.

Adjustments to arrive at underlying net income in the second quarters of 2014 and 2013 are set out in the table above.

Net income in the second quarter of 2014 was also driven by unfavourable morbidity experience in Group Benefits ("GB"), partially offset by gains on new business in Individual Insurance & Wealth and Group Retirement Services ("GRS").

Net income in the second quarter of 2013 also reflected positive morbidity experience in GB, and gains on higher yielding assets supporting new business in GRS.

In the second quarter of 2014, sales of individual insurance products increased 14% compared to the second quarter of 2013 driven by continued strong permanent insurance sales in the third-party channel. Sales of individual wealth products increased 23% in the second quarter of 2014 compared to the same period last year, primarily due to higher mutual fund sales. Sales of Sun Life Global Investments (Canada) Inc. retail mutual funds increased 122% in the second quarter of 2014 over the same period in 2013, driven by continued sales growth and momentum in both the Sun Life Financial Career Sales Force and third-party distribution channels.

GB sales were 32% lower than the second quarter of 2013 primarily due to lower activity in the large case market segment. GRS sales increased 68% over the second quarter of 2013, driven by both strong defined contribution new sales and retained business in the large case market. Assets under administration for GRS ended the quarter at $71 billion.

Q2 2014 vs. Q2 2013 (year-to-date)
Reported net income was $432 million for the first six months of 2014, compared to $496 million for the six months ended June 30, 2013. Operating net income for the first six months of 2014 was $435 million, compared to $473 million in the same period of 2013. Operating net income for both periods in SLF Canada excludes the impact of certain hedges that do not qualify for hedge accounting, which are set out in the table above.

Underlying net income was $405 million in the first six months of 2014, compared to $429 million in the same period last year. Underlying net income in SLF Canada excludes from operating net income:

•	market related impacts, which had a favourable impact of $10 million in the first six months of 2014 primarily driven by equity markets partially offset by interest rates, compared to $32 million in the comparable period last year primarily driven by equity markets partially offset by interest rates; and
•	assumption changes and management actions, which had a favourable impact of $20 million in the first half of 2014, compared to $12 million in the same period last year.

Adjustments to arrive at underlying net income for the six months ended June 30, 2014 and 2013 are set out in the table above.

Net income for the six months ended June 30, 2014 was also driven by unfavourable morbidity experience in GB, partially offset by gains on new business in Individual Insurance & Wealth and GRS and gains from investment activities on insurance contract liabilities.

Net income for the six months ended June 30, 2013 also reflected gains from investment activities on insurance contract liabilities in Individual Insurance & Wealth, positive morbidity experience in GB and net realized gains on the sale of available-for-sale ("AFS") assets.

SLF U.S.
The SLF U.S. operations are focused on three business units: Group Benefits (reported as Employee Benefits Group in 2013), International and In-force Management (International and In-force Management were previously reported together as Life and Investment Products in 2013). Group Benefits provides protection solutions to employers and employees including group life, disability, medical stop-loss and dental insurance products, as well as a suite of voluntary benefits products. International offers individual life insurance and investment wealth products to high net worth clients in international markets. In-force Management includes certain closed individual life insurance products, primarily universal life and participating whole life insurance.

	Quarterly results					Year to date
(US$ millions)	Q2'14	Q1'14	Q4'13	Q3'13	Q2'13	2014	2013
Underlying net income (loss) from Continuing Operations(1)	101	85	73	58	88	186	151
Underlying adjustments:
Market related impacts	(13)	(34)	6	16	32	(47)	37
Assumption changes and management actions	4	19	247	27	2	23	(1)
Operating net income (loss) from Continuing Operations(1)	92	70	326	101	122	162	187
Operating adjustments:
Assumption changes and management actions related to the sale of our U.S. Annuity Business	—	—	(5)	(25)	—	—	—
Restructuring and other related costs	—	—	—	—	(7)	—	(7)
Reported net income (loss) from Continuing Operations	92	70	321	76	115	162	180
Underlying ROE (%)(1)	15.1	12.0	n/a	n/a	n/a	13.6	n/a
Operating ROE (%)(1)(2)	13.7	9.9	48.9	14.9	12.4	11.8	12.7

Operating net income (loss) by business unit(1)
Group Benefits(1)	3	17	2	23	17	20	28
International(1)	36	14	24	63	36	50	72
In-force Management(1)	53	39	300	15	69	92	87
Total operating net income (loss) from Continuing Operations	92	70	326	101	122	162	187

(C$ millions)
Underlying net income (loss) from Continuing Operations(1)	111	94	76	61	91	205	154
Operating net income (loss) from Continuing Operations(1)	100	77	341	105	126	177	191
Reported net income (loss) from Continuing Operations	100	77	336	79	119	177	184

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.
(2)	Operating ROE and underlying ROE beginning the first quarter of 2014 are based on the Continuing Operations. Operating ROE in quarters prior to the first quarter 2014 is based on operating net income from Combined Operations. For operating net income from Combined Operations refer to our 2013 annual MD&A.

Q2 2014 vs. Q2 2013
SLF U.S.'s reported net income from Continuing Operations was C$100 million in the second quarter of 2014, compared to C$119 million in the second quarter of 2013. Operating net income from Continuing Operations was C$100 million in the second quarter of 2014, compared to C$126 million in the second quarter of 2013. Operating net income from Continuing Operations in the prior year excludes restructuring and other related costs, which are set out in the table above. The weakening of the Canadian dollar in the second quarter of 2014 relative to average exchange rates in the second quarter of 2013 increased operating net income by C$6 million. Underlying net income was C$111 million, compared to C$91 million in the second quarter of 2013.

In U.S. dollars, SLF U.S.'s reported net income from Continuing Operations was US$92 million in the second quarter of 2014, compared to US$115 million in the second quarter of 2013. The operating net income was US$92 million in the second quarter of 2014, compared to US$122 million in the second quarter of 2013. Underlying net income from Continuing Operations was US$101 million in the second quarter of 2014, compared to US$88 million in the second quarter of 2013. Underlying net income excludes from operating net income:

•	market related impacts, which had an unfavourable impact of US$13 million in the second quarter of 2014 primarily driven by interest rates and credit spreads, compared to a favourable impact of US$32 million in the second quarter of 2013 primarily driven by interest rates; and
•	assumption changes and management actions, which had a favourable impact of US$4 million in the second quarter of 2014 compared to US$2 million in the second quarter of 2013.

The adjustments to arrive at operating net income and underlying net income in the second quarters of 2014 and 2013 are set out in the table above.

Net income from Continuing Operations in the second quarter of 2014 also reflected net realized gains on the sale of AFS assets, positive credit experience, favourable mortality in International and foreign exchange gains, partially offset by unfavourable underwriting experience in Group Benefits primarily in the disability line of business.

Net income from Continuing Operations in the second quarter of 2013 also reflected unfavourable mortality claims experience in Group Benefits.

Total Group Benefits sales in the second quarter of 2014 decreased 6% compared to the same period last year, reflecting the impact of recent price increases. The decrease was across all products with the exception of stop-loss, which increased 43% compared to the same period a year ago.

Life insurance sales in International increased 12% compared to the same period last year. Wealth sales in International decreased 10% compared to the same period last year.

Q2 2014 vs. Q2 2013 (year-to-date)
SLF U.S.'s reported net income from Continuing Operations was C$177 million for the six months ended June 30, 2014, compared to C$184 million for the same period last year. Operating net income from Continuing Operations was C$177 million in the first half of 2014, compared to C$191 million in the same period last year. Operating net income from Continuing Operations in the prior year excludes restructuring and other related costs, which is set out in the table above. Underlying net income was C$205 million in the first six months of 2014, compared to C$154 million in the comparable period of 2013.

In U.S. dollars, SLF U.S.'s reported net income from Continuing Operations was US$162 million in the first half of 2014, compared to US$180 million for the six months ended June 30, 2013. Operating net income from Continuing Operations was US$162 million in the six months ended June 30, 2014, compared to US$187 million in the six months ended June 30, 2013. Underlying net income from Continuing Operations was US$186 million for the first half of 2014, compared to US$151 million in the same period last year. Underlying net income excludes from operating net income:

•	market related impacts, which had an unfavourable impact of US$47 million in the first half of 2014 primarily driven by interest rates, compared to a favourable impact of US$37 million in the same period of 2013 primarily driven by interest rates and credit spreads; and
•	assumption changes and management actions, which had a favourable impact of US$23 million in the first six months of 2014 compared to an unfavourable impact of US$1 million in the first six months of 2013.

The adjustments to arrive at operating net income and underlying net income for the six months ended June 30, 2014 and 2013 are set out in the table above.

Net income from Continuing Operations for the first six months of 2014 also reflected net realized gains on the sale of AFS assets and favourable credit experience, partially offset by unfavourable mortality experience in Group Benefits and In-force Management and unfavourable underwriting experience in Group Benefits.

Net income from Continuing Operations for the first six months of 2013 also reflected unfavourable claims experience in Group Benefits.

MFS Investment Management

	Quarterly results					Year to date
(US$ millions)	Q2'14	Q1'14	Q4'13	Q3'13	Q2'13	2014	2013
Underlying net income(1)	133	133	148	116	101	266	201
Operating net income(1)	133	133	148	116	101	266	201
Operating adjustments:
Fair value adjustments on share-based payment awards	(40)	(46)	(72)	(57)	(41)	(86)	(92)
Reported net income	93	87	76	59	60	180	109

(C$ millions)
Underlying net income(1)	145	147	156	120	104	292	205
Operating net income(1)	145	147	156	120	104	292	205
Operating adjustments:
Fair value adjustments on share-based payment awards	(44)	(51)	(76)	(59)	(42)	(95)	(94)
Reported net income	101	96	80	61	62	197	111
Pre-tax operating profit margin ratio(2)	40%	42%	45%	40%	37%	41%	38%
Average net assets (US$ billions)(2)	427.9	412.0	398.1	373.2	358.4	420.0	349.1
Assets under management (US$ billions)(2)	438.6	420.6	412.8	385.6	353.7	438.6	353.7
Gross sales (US$ billions)(2)	19.5	22.4	22.5	25.4	25.5	41.9	48.0
Net sales (US$ billions)(2)	1.4	3.7	3.3	8.6	5.9	5.1	12.1
Asset appreciation (depreciation) (US$ billions)	16.6	4.1	24.1	23.4	(0.5)	20.7	19.3

S&P 500 Index (daily average)	1,879	1,834	1,772	1,674	1,610	1,857	1,563
MSCI EAFE Index (daily average)	1,942	1,894	1,860	1,748	1,707	1,918	1,687

(1)	Represents a non-IFRS financial measure that excludes fair value adjustments on share-based payment awards at MFS. See Use of Non-IFRS Financial Measures.
(2)	Pre-tax operating profit margin ratio, AUM, average net assets and sales are non-IFRS financial measures. See Reconciliation of Non-IFRS Financial Measures.

Q2 2014 vs. Q2 2013
MFS's reported net income was C$101 million in the second quarter of 2014, compared to C$62 million in the second quarter of 2013. MFS had operating net income and underlying net income of C$145 million in the second quarter of 2014, compared to C$104 million in the second quarter of 2013. Operating net income and underlying net income in MFS exclude the impact of fair value adjustments on share-based payment awards, which is set out in the table above. The weakening of the Canadian dollar in the second quarter of 2014 relative to average exchange rates in the second quarter of 2013 increased operating net income by C$9 million.

In U.S. dollars, MFS's reported net income was US$93 million in the second quarter of 2014, compared to US$60 million in the second quarter of 2013. Operating net income and underlying net income was US$133 million in the second quarter of 2014, compared to US$101 million in the second quarter of 2013.

The increase in net income from the second quarter of 2013 was driven primarily by higher average net assets. MFS's pre-tax operating profit margin ratio was 40% in the second quarter of 2014, up from 37% in the second quarter of 2013, also driven by higher average net assets.

Total AUM grew to US$438.6 billion as at June 30, 2014, compared to US$412.8 billion as at December 31, 2013. The increase of US$25.8 billion was primarily driven by gross sales of US$41.9 billion and asset appreciation of US$20.7 billion, partially offset by redemptions of US$36.8 billion. Retail fund performance remained strong with 91% and 78% of fund assets ranked in the top half of their Lipper categories based on three- and five-year performance, respectively.

Q2 2014 vs. Q2 2013 (year-to-date)
Reported net income for the six months ended June 30, 2014 was US$180 million, compared to US$109 million for the same period last year. Operating net income and underlying net income was US$266 million in the first half of 2014, compared to US$201 million for the six months ended June 30, 2013. Operating net income and underlying net income for the first half of 2014 was higher than the same period last year driven by higher average net assets.

SLF Asia

	Quarterly results					Year to date
($ millions)	Q2'14	Q1'14	Q4'13	Q3'13	Q2'13	2014	2013
Underlying net income (loss)(1)	39	37	34	28	27	76	61
Underlying adjustments:
Market related impacts	(1)	(6)	2	(6)	14	(7)	31
Assumption changes and management actions	(1)	1	6	(4)	5	—	5
Operating net income (loss)(1)	37	32	42	18	46	69	97
Operating adjustments:
Assumption changes and management actions related to the sale of our U.S. Annuity Business	—	—	—	(7)	—	—	—
Reported net income (loss)	37	32	42	11	46	69	97
Underlying ROE (%)(1)	6.1	6.0	n/a	n/a	n/a	6.0	n/a
Operating ROE (%)(1)	5.8	5.1	7.1	3.1	8.0	5.5	9.0

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.

Q2 2014 vs. Q2 2013
SLF Asia's reported and operating net income was $37 million in the second quarter of 2014, compared to reported and operating net income of $46 million in the second quarter of 2013. Underlying net income was $39 million, compared to $27 million in the second quarter of 2013. Underlying net income excludes from operating net income:

•	market related impacts, which had an unfavourable impact of $1 million in the second quarter of 2014 primarily driven by interest rates partially offset by equity markets, compared to a favourable impact of $14 million in the second quarter of 2013 primarily driven by interest rates; and
•	assumption changes and management actions with an unfavourable impact of $1 million in the second quarter of 2014 compared to a favourable impact of $5 million in the second quarter of 2013.

The adjustments to arrive at operating net income and underlying net income in the second quarters of 2014 and 2013 are set out in the table above.

Net income in the second quarter of 2014 also reflected growth in both in-force and new business, relative to the second quarter of 2013.

Total individual life sales in the second quarter of 2014 increased 1% from the second quarter of 2013. Sales increased in China and Indonesia by 36% and 9%, respectively, measured in local currency, driven by growth in the bancassurance channel in China and agency in Indonesia. Inclusion of sales in Malaysia began in the second quarter of 2013. These increases were partially offset by lower sales in the Philippines and India.

Q2 2014 vs. Q2 2013 (year-to-date)
SLF Asia's reported net income and operating net income was $69 million for the first six months of 2014, compared to $97 million for the same period last year. Underlying net income for the first six months of 2014 was $76 million, compared to $61 million in the same period last year. Underlying net income excludes from operating net income:

•	market related impacts, which had an unfavourable impact of $7 million in the first half of 2014 primarily driven by interest rates partially offset by equity markets, compared to a favourable impact of $31 million in the same period of 2013 primarily driven by interest rates; and
•	assumption changes and management actions had no impact in the six months ended June 30, 2014, compared to a favourable impact of $5 million in the first half of 2013.

Adjustments to arrive at underlying net income for the six months ended June 30, 2014 and 2013 are set out in the table above.

Net income in the first half of 2014 also reflected business growth, partially offset by net losses on AFS securities driven by an impairment in Hong Kong, relative to the first half of 2013.

Total individual life sales in the first six months of 2014 decreased slightly from the first six months of 2013. Sales increases in Indonesia and Hong Kong were offset by lower sales in the Philippines, India and China. Sales in Indonesia and Hong Kong increased 21% and 6%, respectively, measured in local currency, driven by growth in the agency channel. Sales in the first six months of 2014 also include our new joint ventures in Malaysia and Vietnam which began sales in the second quarter of 2013.

Corporate
Corporate includes the results of SLF U.K. and Corporate Support. Corporate Support includes our Run-off reinsurance business as well as investment income, expenses, capital and other items that have not been allocated to our other business segments.

	Quarterly results					Year to date
($ millions)	Q2'14	Q1'14	Q4'13	Q3'13	Q2'13	2014	2013
Underlying net income (loss)(1)	9	(48)	(39)	17	(70)	(39)	(91)
Underlying adjustments:
Market related impacts	(4)	5	7	12	15	1	(3)
Assumption changes and management actions	4	3	(2)	(65)	—	7	7
Operating net income (loss)(1)	9	(40)	(34)	(36)	(55)	(31)	(87)
Operating adjustments:
Assumption changes and management actions related to the sale of our U.S. Annuity Business	—	—	—	(5)	—	—	—
Restructuring and other related costs	(11)	(8)	(7)	(15)	—	(19)	—
Reported net income (loss)	(2)	(48)	(41)	(56)	(55)	(50)	(87)

Operating net income (loss) by business unit(1)
SLF U.K.	37	28	29	63	7	65	44
Corporate Support	(28)	(68)	(63)	(99)	(62)	(96)	(131)
Total operating net income (loss)	9	(40)	(34)	(36)	(55)	(31)	(87)

(1)	Represents a non-IFRS financial measure that excludes restructuring and other related costs. See Use of Non-IFRS Financial Measures.

Q2 2014 vs. Q2 2013
Corporate had a reported loss from Continuing Operations of $2 million in the second quarter of 2014, compared to a reported loss from Continuing Operations of $55 million in the second quarter of 2013. Operating net income was $9 million, compared to operating net loss of $55 million in the second quarter of 2013, which excludes restructuring and other related costs. Underlying net income was $9 million, compared to underlying net loss of $70 million in the second quarter of 2013 and excludes from operating net income or loss:

•	market related impacts, which had an unfavourable impact of $4 million in the second quarter of 2014 primarily driven by equity markets partially offset by interest rates, compared to a favourable impact of $15 million in the second quarter of 2013 primarily driven by equity markets and interest rates; and
•	assumption changes and management actions, which had a favourable impact of $4 million in the second quarter of 2014, compared to no impact in the second quarter of 2013.

The adjustments to arrive at operating net income and underlying net income in the second quarters of 2014 and 2013 are set out in the table above.

SLF U.K.'s operating net income was $37 million in the second quarter of 2014, compared to $7 million in the second quarter of 2013. SLF U.K.'s net income in the second quarter of 2014 was favourably impacted by interest rates and investing activities with SLF U.K.'s annuity portfolio, partially offset by unfavourable equity markets. SLF U.K.'s net income in the second quarter of 2013 reflected the unfavourable impact of capital market experience on insurance contract liabilities, unfavourable impact of credit experience and losses from investment activity within the annuity portfolio, partially offset by favourable interest rates and equity market experience. The weakening of the Canadian dollar in the second quarter of 2014 relative to the average exchange rates in the second quarter of 2013 increased SLF U.K.'s operating net income by $5 million.

Corporate Support had an operating loss of $28 million in the second quarter of 2014, compared to $62 million in the second quarter of 2013. Net loss from Continuing Operations in the second quarter of 2014 improved relative to the second quarter of 2013 in part as a result of lower interest expense resulting from a reduction in subordinated debt and an increase in investment income on invested assets in Corporate Support. Foreign exchange gains and a lower level of project expenses due to timing of spending also benefited the second quarter of 2014 compared to the second quarter of 2013.

Q2 2014 vs. Q2 2013 (year-to-date)
The reported loss from Continuing Operations was $50 million in the Corporate segment for the six months ended June 30, 2014, compared to $87 million in the same period one year ago. Operating net loss was $31 million for the first half of 2014, compared to $87 million in the same period last year, which excludes restructuring and other related costs. Underlying net loss was $39 million in the six months ended June 30, 2014, compared to $91 million in the six months ended June 30, 2013 and excludes from operating net loss:

•	market related impacts, which had a favourable impact of $1 million in the first half of 2014 primarily driven by interest rates partially offset by equity markets, compared to an unfavourable impact of $3 million in the same period in 2013 primarily driven by equity markets partially offset by interest rates; and
•	assumption changes and management actions, which had a favourable impact of $7 million in the first six months of 2014, compared to $7 million in the first six months of 2013.

The adjustments to arrive at operating net income and underlying net income for the six months ended June 30, 2014 and 2013 are set out in the table above.

SLF U.K.'s operating net income was $65 million in the first half of 2014, compared to $44 million in the first half of 2013. SLF U.K.'s net income in the first six months of 2014 reflected positive impacts from assumption changes and management actions and credit experience, partially offset by other unfavourable experience items. SLF U.K.'s net income in the first six months of 2013 reflected the unfavourable impact of capital market experience on insurance contract liabilities, partially offset by net gains from investment activity within the annuity portfolio.

Corporate Support had an operating loss of $96 million in the first six months ended June 30, 2014, compared to $131 million in the same period last year. Net loss in the first half of 2014 relative to the first half of 2013 reflected lower interest expenses and higher investment income partially offset by higher operating expenses.

Additional Financial Disclosure

Revenue from Continuing Operations

	Quarterly results					Year to date
($ millions)	Q2'14	Q1'14	Q4'13	Q3'13	Q2'13	2014	2013
Premiums
Gross	3,758	3,638	4,217	3,738	3,709	7,396	7,117
Ceded	(1,386)	(1,410)	(1,393)	(1,330)	(1,335)	(2,796)	(2,710)
Net premium revenue	2,372	2,228	2,824	2,408	2,374	4,600	4,407
Net investment income
Interest and other investment income	976	1,489	1,328	1,092	1,272	2,465	2,509
Changes in fair value of Fair Value Through Profit and Loss ("FVTPL") assets and liabilities	1,814	1,620	(528)	(323)	(3,356)	3,434	(3,704)
Net gains (losses) on AFS assets	48	57	46	39	36	105	60
Fee income	1,105	1,066	1,040	940	892	2,171	1,736
Total revenue	6,315	6,460	4,710	4,156	1,218	12,775	5,008
Adjusted revenue(1)	5,705	5,515	6,138	5,623	5,517	11,186	10,680

(1)	Represents a non-IFRS financial measure that adjusts revenue for the impact of constant currency adjustment, FVTPL adjustment, and Reinsurance in SLF Canada's GB operations adjustment as described in Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures. Prior periods have been restated as described in Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.

Revenue in the second quarter of 2014 was $6.3 billion, compared to $1.2 billion in the second quarter of 2013. The increase is mainly attributable to net gains from fair value of FVTPL assets and liabilities, currency impact from the weakening Canadian dollar and higher fee income in MFS. Adjusted revenue was $5.7 billion in the second quarter of 2014, compared to $5.5 billion in the second quarter of 2013. The increase relates primarily to increased fee income in MFS and higher net investment income, partially offset by lower net premium revenue in SLF U.K. and SLF U.S.

Revenue was $12.8 billion for the six months ended June 30, 2014, up $7.8 billion from the comparable period last year. The increase was mainly attributable to net gains from fair value of FVTPL assets and liabilities, currency impact from the weakening Canadian dollar, higher fee income in MFS and higher net premium revenue in SLF Canada and SLF U.S. Adjusted revenue of $11.2 billion for the six months ended June 30, 2014 was $0.5 billion higher compared to the same period last year, primarily due to increased fee income in MFS and higher net investment income.

Premiums and Deposits from Continuing Operations

	Quarterly results					Year to date
($ millions)	Q2'14	Q1'14	Q4'13	Q3'13	Q2'13	2014	2013
Net premium revenue	2,372	2,228	2,824	2,408	2,374	4,600	4,407
Segregated fund deposits	2,611	2,576	1,917	2,227	2,169	5,187	4,326
Mutual fund sales(1)(2)	16,267	18,567	14,679	16,242	17,570	34,834	34,109
Managed fund sales(1)	6,131	7,579	9,778	11,410	10,508	13,710	18,777
ASO premium and deposit equivalents(1)	1,495	1,760	1,551	1,460	1,487	3,255	2,962
Total premiums and deposits(1)	28,876	32,710	30,749	33,747	34,108	61,586	64,581
Total adjusted premiums and deposits(1)(3)	28,574	32,003	31,268	34,515	35,198	60,253	66,811

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.
(2)	Includes Birla Sun Life Asset Management Company's equity and fixed income mutual funds based on our proportionate equity interest. Prior periods have been restated to reflect this change.
(3)	Represents a non-IFRS financial measure that adjusts premiums and deposits for the impact of constant currency adjustment and Reinsurance in SLF Canada's GB operations adjustment as described in Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures. Prior periods have been restated as described in Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.

Premiums and deposits were $28.9 billion in the second quarter of 2014, compared to $34.1 billion in the second quarter of 2013, mainly driven by lower managed fund sales. Adjusted premiums and deposits of $28.6 billion in the second quarter of 2014 decreased $6.6 billion from the second quarter of 2013, primarily as the result of a decrease in fund sales of $6.1 billion and $0.8 billion in MFS and India, respectively.

Premiums and deposits were $61.6 billion for the six months ended June 30, 2014, compared to $64.6 billion for the six months ended June 30, 2013, largely due to lower managed fund sales. Adjusted premiums and deposits of $60.3 billion for the six months ended June 30, 2014 decreased by $6.5 billion over the same period last year, mainly driven by $6.2 billion and $1.2 billion lower fund sales in MFS and India, respectively.

Net premium revenue, which reflects gross premiums less amounts ceded to reinsurers, was $2.4 billion in the second quarter of 2014, flat from the second quarter of 2013. Net premium revenue was $4.6 billion in the first half of 2014, compared to $4.4 billion in the first half of 2013, primarily driven by increases in Individual Insurance & Wealth in SLF Canada, Group Benefits and International insurance business in SLF U.S., partially offset by a decrease in SLF U.K.

Segregated fund deposits were $2.6 billion in the second quarter of 2014, compared to $2.2 billion in the second quarter of 2013. Segregated fund deposits were $5.2 billion for the first half of 2014, compared to $4.3 billion in the same period last year. Increases for both periods are primarily due to increases in GRS in SLF Canada, partially offset by a decrease in the Philippines in SLF Asia.

Sales of mutual funds decreased $1.3 billion and sales of managed funds decreased by $4.4 billion in the second quarter of 2014 compared to the second quarter of 2013. Mutual and managed fund sales were $48.5 billion for the first six months of 2014, compared to $52.9 billion in the same period last year. Decreases in both periods were primarily driven by aforementioned lower sales in MFS and India.

ASO premium and deposit equivalents of $1.5 billion in the second quarter of 2014 were largely unchanged from the second quarter of 2013. ASO premium and deposit equivalents for the six months in 2014 were up $0.3 billion compared to the same period last year, mainly reflecting increases in SLF Canada and Hong Kong in SLF Asia.

Sales from Continuing Operations

($ millions)	Q2'14	Q2'13
Life and health sales(1)
SLF Canada(2)	153	181
SLF U.S.(3)	142	136
SLF Asia(4)	100	97
Total	395	414
Wealth sales(1)
SLF Canada (2)	2,990	2,016
SLF U.S.(3)	269	280
SLF Asia(5)	930	1,932
Total (excluding MFS)	4,189	4,228
MFS	21,304	26,073
Total wealth sales	25,493	30,301

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.
(2)	SLF Canada life and health sales include sales from individual insurance and group benefits products. SLF Canada wealth sales include sales of individual wealth products and sales in GRS.
(3)	SLF U.S. life and health sales include Group Benefits and life sales in International. SLF U.S. wealth sales include investment product sales in International. Prior period life and health sales has been restated.
(4)	Includes the individual life and health sales from joint ventures in the Philippines, Indonesia, India, China, Malaysia and Vietnam based on our proportionate equity interest. Prior period has been restated to reflect this change.
(5)	Includes Hong Kong wealth sales, Philippines mutual fund sales, group wealth sales from the India and China insurance companies and Birla Sun Life Asset Management Company's equity and fixed income mutual fund sales based on our proportionate equity interest. Prior period has been restated to reflect this change.

Total Company life and health sales were $395 million in the second quarter of 2014, compared to $414 million in the same period last year.

•	SLF Canada life and health sales were $153 million in the second quarter of 2014, compared to $181 million in the second quarter of 2013, primarily reflecting lower sales in GB
•	SLF U.S. life and health sales were $142 million in the second quarter of 2014, compared to $136 million in the second quarter of 2013, driven by the weakening of the Canadian dollar relative to the U.S. dollar. In U.S. dollars, sales were down due to lower sales in Group Benefits, partially offset by higher sales of individual insurance products in International
•	SLF Asia life and health sales were $100 million in the second quarter of 2014, compared to $97 million in the second quarter of 2013, mainly attributable to higher sales in China, Hong Kong and Malaysia, and the inclusion of Vietnam sales, partially offset by lower sales in the Philippines, India and Indonesia.

Total Company wealth sales were $25.5 billion in the second quarter of 2014, compared to $30.3 billion in the second quarter of 2013.

•	SLF Canada wealth sales were $3.0 billion in the second quarter of 2014, compared to $2.0 billion in the second quarter of 2013, mainly reflecting higher mutual fund sales in Individual Insurance & Wealth and higher new defined contribution pension sales in GRS
•	SLF U.S. wealth sales were $269 million in the second quarter of 2014, compared to $280 million in the second quarter of 2013, largely due to lower sales of individual investment products in International, partially offset by the weakening of the Canadian dollar relative to the U.S. dollar
•	SLF Asia wealth sales were $930 million in the second quarter of 2014, compared to $1.9 billion in the second quarter of 2013, primarily driven by lower fund sales in India and the Philippines
•	MFS gross sales were $21.3 billion in the second quarter of 2014, compared to $26.1 billion in the second quarter of 2013, mainly reflecting reduced managed fund sales.

Assets Under Management
AUM consists of general funds, segregated funds and other AUM. Other AUM includes mutual funds and managed funds, which include institutional and other third-party assets managed by the Company.

AUM were $684.4 billion as at June 30, 2014, compared to $639.8 billion as at December 31, 2013. The increase in AUM of $44.6 billion between December 31, 2013 and June 30, 2014 resulted primarily from:

(i)	favourable market movements on the value of mutual funds, managed funds and segregated funds of $27.6 billion;
(ii)	net sales of mutual and segregated funds of $13.6 billion, partially offset by net redemption of managed funds of $5.1 billion;
(iii)	an increase of $3.4 billion from the change in value of FVTPL assets and liabilities;
(iv)	an increase of $3.0 billion from the weakening of the Canadian dollar against foreign currencies compared to the prior period exchange rates;
(v)	business growth of $1.4 billion; and
(vi)	a net increase of $0.6 billion in other AUM resulting from a $4.8 billion favourable impact from the inclusion of AUM in International in SLF U.S. and a $4.2 billion unfavourable impact from the inclusion of the AUM of our joint venture investments in SLF Asia based on our proportionate equity interest.

Changes in the Statements of Financial Position and in Shareholders' Equity
Total general fund assets were $129.3 billion as at June 30, 2014, compared to $123.4 billion as at December 31, 2013. The increase in general fund assets from December 31, 2013 was primarily a result of $3.4 billion increase from the change in value of FVTPL assets and liabilities, positive currency movements of $1.1 billion and business growth of $1.4 billion.

Insurance contract liabilities from Continuing Operations (excluding other policy liabilities and assets) of $88.4 billion as at June 30, 2014 increased by $5.0 billion compared to December 31, 2013, mainly due to changes in balances on in-force policies (which includes fair value changes on FVTPL assets supporting insurance contract liabilities) and the balances arising from new policies, partially offset by currency movements.

Shareholders' equity, including preferred share capital, was $17.6 billion as at June 30, 2014, compared to $17.2 billion as at December 31, 2013. The $0.4 billion increase in shareholders' equity was primarily due to:

(i)	shareholders' net income of $884 million in 2014, before preferred share dividends of $59 million;
(ii)	net unrealized gains on AFS assets in other comprehensive income ("OCI") of $194 million;
(iii)	an increase of $96 million from the weakening of the Canadian dollar relative to foreign currencies; and
(iv)	proceeds of $48 million from the issuance of common shares through the Canadian dividend reinvestment and share purchase plan, and $20 million from stock options exercised; partially offset by
(v)	redemption of preferred shares of $250 million;
(vi)	changes in liabilities for defined benefit plans of $77 million; and
(vii)	common share dividend payments of $440 million.

As at August 1, 2014, SLF Inc. had 611.6 million common shares and 92.2 million preferred shares outstanding.

Cash Flows

	Quarterly results
($ millions)	Q2'14	Q2'13
Net cash and cash equivalents, beginning of period	2,672	4,544
Cash flows provided by (used in):
Operating activities	743	(847)
Investing activities	(61)	(310)
Financing activities	(413)	(613)
Changes due to fluctuations in exchange rates	(50)	(23)
Increase (decrease) in cash and cash equivalents	219	(1,793)
Net cash and cash equivalents, end of period	2,891	2,751
Short-term securities, end of period	2,850	4,002
Net cash, cash equivalents and short-term securities, end of period	5,741	6,753
Less: Net cash and cash equivalents and short-term securities, classified as held for sale		1,056
Net cash, cash equivalents and short-term securities from Continuing Operations		5,697

Net cash, cash equivalents and short-term securities were $5.7 billion at the end of the second quarter of 2014, compared to $6.8 billion at the end of the second quarter of 2013.

Cash provided by operating activities was $1.6 billion higher in the second quarter of 2014 than the same period last year, primarily due to higher cash generated by the operations relative to the same period in 2013. Cash used in investing activities was $61 million in the second quarter of 2014, down $249 million from the second quarter of 2013. Cash used in financing activities was $413 million in the second quarter of 2014, compared to $613 million used in financing activities in the second quarter of 2013. This decrease is largely attributable to the redemption of subordinated debentures in the second quarter of 2013, as there were no subordinated debenture redemptions in the second quarter of 2014.

Quarterly Financial Results
The following table provides a summary of our results for the eight most recently completed quarters. Beginning in the fourth quarter of 2012 results are presented on a Continuing Operations basis, and earlier quarters on a Combined Operations basis. A more complete discussion of our historical quarterly results can be found in our interim and annual MD&As for the relevant periods.

	------------------------------------Continuing Operations------------------------------------							Combined Operations
($ millions, unless otherwise noted)	Q2'14	Q1'14	Q4'13	Q3'13	Q2'13	Q1'13	Q4'12	Q3'12
Common shareholders' net income (loss)
Operating(1)	488	454	642	422	431	448	333	401
Reported	425	400	571	324	391	410	284	383
Underlying(1)	499	440	375	448	373	385	310	n/a
Diluted EPS ($)
Operating(1)	0.80	0.74	1.05	0.69	0.71	0.75	0.56	0.68
Reported	0.69	0.65	0.93	0.53	0.64	0.68	0.47	0.64
Underlying(1)	0.81	0.72	0.61	0.74	0.62	0.64	0.52	n/a
Basic Reported EPS ($)
Reported	0.70	0.66	0.94	0.53	0.65	0.68	0.48	0.64
Operating net income (loss) by segment(1)
SLF Canada(1)	197	238	137	215	210	263	149	221
SLF U.S.(1)	100	77	341	105	126	65	93	18
MFS(1)	145	147	156	120	104	101	85	80
SLF Asia(1)	37	32	42	18	46	51	50	35
Corporate(1)	9	(40)	(34)	(36)	(55)	(32)	(44)	47
Total operating net income (loss)(1)	488	454	642	422	431	448	333	401

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.

Continuing Operations
First Quarter 2014
Operating net income from Continuing Operations of $454 million in the first quarter of 2014 reflected favourable impact from equity markets, gains from investment activity on insurance contract liabilities and positive credit experience, offset by unfavourable impacts from net interest rates, mortality and morbidity experience, lapse and other policyholder behaviour and expense experience.

Fourth Quarter 2013
Operating net income from Continuing Operations of $642 million in the fourth quarter of 2013 reflected $290 million of income from a management action related to the restructuring of an internal reinsurance arrangement. Net income from Continuing Operations also reflected favourable impacts from equity markets, interest rates and swap spread movements, and positive fair value movements of real estate. These were partially offset by unfavourable basis risk and credit spread movements. Investment activity on insurance contract liabilities and credit experience were more than offset by unfavourable experience from expenses, comprised mostly of seasonal costs, lapse and other policyholder behaviour, and mortality and morbidity.

Third Quarter 2013
Operating net income from Continuing Operations was $422 million in the third quarter of 2013. Net income from Continuing Operations in the third quarter of 2013 reflected favourable impacts from improved equity markets and interest rates and gains from assumption changes driven by capital market movements. These were partially offset by negative impacts from basis risk and credit and swap spread movements. Non-capital market related assumption changes and management actions in the quarter resulted in a $111 million charge to income.

Second Quarter 2013
Operating net income from Continuing Operations was $431 million in the second quarter of 2013. Net income from Continuing Operations in the second quarter of 2013 reflected favourable impacts from interest rates and credit spread movements. These gains were partially offset by unfavourable impact of declines in assumed fixed income reinvestment rates in our insurance contract liabilities, and negative impacts of equity markets and swap spread movements. Positive impacts from credit, mortality and morbidity experience were partially offset by lapse and other policyholder behaviour and other experience factors.

First Quarter 2013
Operating net income from Continuing Operations of $448 million in the first quarter of 2013 reflected favourable impacts from equity markets, basis risk, interest rates and credit spread movements and increases in the fair value of real estate classified as investment properties, partially offset by negative impact from swap spread movements. Gains from investment activity on insurance contract liabilities and positive impacts from mortality, morbidity and credit experience were partially offset by unfavourable lapse and other policyholder behaviour and expense experience.

Fourth Quarter 2012
Operating net income from Continuing Operations of $333 million in the fourth quarter of 2012 reflected favourable impacts from equity markets and increases in the fair value of real estate classified as investment properties, offset by declines in the fixed income reinvestment rates in our insurance contract liabilities that were driven by the continued low interest rate environment, and unfavourable impact from credit spread and swap spread movements. Investment activity on insurance contract liabilities and credit experience contributed positively, but were offset by unfavourable expense-related items, largely comprised of project-related, seasonal and non-recurring costs, as well as lapse and other policyholder behaviour experience.

Combined Operations
Third Quarter 2012
Operating net income of $401 million in the third quarter of 2012 reflected the positive impact of improved equity markets, partially offset by declines in the fixed income reinvestment rates in our insurance contract liabilities that were driven by the continued low interest rate environment and negative impact from credit spread movements.

Investments
We had total general fund invested assets of $115.4 billion as at June 30, 2014, compared to $109.6 billion as at December 31, 2013. The increase in general fund invested assets of $5.8 billion was primarily a result of favourable changes in fair value and foreign currency movement. The majority of our general fund is invested in medium- to long-term fixed income instruments, such as debt securities, mortgages and loans, with 85.0% of the general fund invested assets invested in cash and fixed income investments. Equity securities and investment properties represented 4.4% and 5.3% of the portfolio, respectively. The remaining 5.3% of the portfolio is comprised of policy loans, derivative assets and other invested assets.

The following table sets out the composition of our invested assets.(1)

	June 30, 2014		December 31, 2013
($ millions)	Carrying value	% of total carrying value	Carrying value	% of total carrying value
Cash, cash equivalents and short-term securities	5,816	5.0%	7,636	7.0%
Debt securities - FVTPL	48,438	42.0%	43,662	39.7%
Debt securities - AFS	12,575	10.9%	11,151	10.2%
Equity securities - FVTPL	4,225	3.7%	4,342	4.0%
Equity securities - AFS	856	0.7%	852	0.8%
Mortgages and loans	31,274	27.1%	30,313	27.6%
Derivative assets	1,276	1.1%	948	0.9%
Other invested assets	2,055	1.8%	1,855	1.7%
Policy loans	2,788	2.4%	2,792	2.5%
Investment properties	6,054	5.3%	6,092	5.6%
Total invested assets	115,357	100%	109,643	100%

(1)	The invested asset values and ratios presented are based on the carrying value of the respective asset categories. Carrying values for FVTPL and AFS invested assets are generally equal to fair value. In the event of default, if the amounts recovered are insufficient to satisfy the related insurance contract liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the asset.

Debt Securities
As at June 30, 2014, we held $61.0 billion of debt securities, which represented 52.9% of our overall investment portfolio. Debt securities with an investment grade of "A" or higher represented 67.0% of the total debt securities as at June 30, 2014, compared to 67.5% as at December 31, 2013. Debt securities rated "BBB" or higher represented 97.2% of total debt securities as at June 30, 2014, compared to 97.0% as at December 31, 2013.

Corporate debt securities that are not issued or guaranteed by sovereign, regional and municipal governments represented 66.3% of our total debt securities as at June 30, 2014, compared to 66.5% as at December 31, 2013. Total government issued or guaranteed debt securities as at June 30, 2014 were $20.6 billion, compared to $18.4 billion as at December 31, 2013. Our exposure to debt securities to any single country does not exceed 1% of total assets on our Consolidated Statements of Financial Position as at June 30, 2014 with the exception of certain countries where we have business operations, including Canada, the United States, the United Kingdom and the Philippines. As outlined in the table below, we have an immaterial amount of direct exposure to Eurozone sovereign credits.

Debt Securities of Governments and Financial Institutions by Geography

	June 30, 2014		December 31, 2013
($ millions)	Government issued or guaranteed	Financials	Government issued or guaranteed	Financials
Canada	13,732	2,134	11,893	1,740
United States	1,503	5,346	1,462	4,761
United Kingdom	2,218	1,943	2,000	1,652
Philippines	2,364	4	2,290	4
Eurozone(1)	173	813	172	696
Other(1)	575	1,351	556	1,234
Total	20,565	11,591	18,373	10,087

(1)	Our investments in Eurozone countries primarily include France, Germany, Italy, Netherlands and Spain. In addition, $296 million of debt securities issued by financial institutions as at December 31, 2013 that were previously classified as Eurozone have been reclassified to Other, and balances as at June 30, 2014 have been presented on a consistent basis.

Our gross unrealized losses as at June 30, 2014 for FVTPL and AFS debt securities were $0.35 billion and $0.02 billion, respectively, compared with $1.17 billion and $0.13 billion, respectively, as at December 31, 2013.

Our debt securities as at June 30, 2014 included $11.6 billion invested in the financial sector, representing approximately 19.0% of our total debt securities, or 10.0% of our total invested assets. This compares to $10.1 billion, or 18.4%, of the debt security portfolio as at December 31, 2013.

Our debt securities as at June 30, 2014 included $4.0 billion of asset-backed securities reported at fair value, representing approximately 6.5% of our debt securities, or 3.5% of our total invested assets. This was $0.4 billion higher than the level reported as at December 31, 2013.

Mortgages and Loans
Mortgages and loans disclosures in this section are presented at their carrying value on our Consolidated Statements of Financial Position. As at June 30, 2014, we had a total of $31.3 billion in mortgages and loans compared to $30.3 billion as at December 31, 2013. Our mortgage portfolio, which consists almost entirely of first mortgages, was $12.7 billion. Our loan portfolio, which consists of private placement assets, was $18.5 billion. Mortgages and loans by geographic location are set out in the following table. The geographic location for mortgages is based on location of the property, while for loans it is based on the country of the creditor's parent.

Mortgages and Loans by Geography

	June 30, 2014			December 31, 2013
($ millions)	Mortgages	Loans	Total	Mortgages	Loans	Total
Canada	7,637	11,835	19,472	7,539	11,296	18,835
United States	5,100	4,481	9,581	4,981	4,252	9,233
United Kingdom	1	508	509	7	504	511
Other	—	1,712	1,712	—	1,734	1,734
Total	12,738	18,536	31,274	12,527	17,786	30,313

As at June 30, 2014, our mortgage portfolio of $12.7 billion consisted mainly of commercial mortgages, spread across approximately 2,500 loans. Commercial mortgages include retail, office, multi-family, industrial and land properties. Our commercial portfolio has a weighted average loan-to-value ratio of approximately 55%. The estimated weighted average debt service coverage is 1.65 times, consistent with December 31, 2013. The Canada Mortgage and Housing Corporation insures 23.1% of the Canadian commercial mortgage portfolio.

In the United States, there continues to be strong demand from both tenants and capital sources for institutional quality properties located within core real estate markets. Lower quality properties in secondary and tertiary markets are beginning to show initial signs of improvement.

As at June 30, 2014, we held $18.5 billion of corporate loans, $0.8 billion higher than the balance reported as at December 31, 2013. In the current low interest rate environment, our strategy is to continue to focus our efforts on the origination of new private placement assets. Private placement assets provide diversification by type of loan, industry segment and borrower credit quality. The loan portfolio is comprised of senior secured and unsecured loans to large and mid-market sized corporate borrowers, securitized lease/loan obligations secured by a variety of assets and project finance loans in sectors such as power and infrastructure.

Mortgages and Loans Past Due or Impaired

	June 30, 2014
	Gross carrying value			Allowance for losses
($ millions)	Mortgages	Loans	Total	Mortgages	Loans	Total
Not past due	12,656	18,517	31,173	—	—	—
Past due:
Past due less than 90 days	9	—	9	—	—	—
Past due 90 to 179 days	—	—	—	—	—	—
Past due 180 days or more	—	—	—	—	—	—
Impaired	116	35	151	43(1)	16	59
Total	12,781	18,552	31,333	43	16	59
	December 31, 2013
	Gross carrying value			Allowance for losses
($ millions)	Mortgages	Loans	Total	Mortgages	Loans	Total
Not past due	12,428	17,767	30,195	—	—	—
Past due:
Past due less than 90 days	5	—	5	—	—	—
Past due 90 to 179 days	—	—	—	—	—	—
Past due 180 days or more	—	—	—	—	—	—
Impaired	141	35	176	47(1)	16	63
Total	12,574	17,802	30,376	47	16	63

(1)	Includes $24 million of sectoral provisions as at June 30, 2014, consistent with December 31, 2013.

Impaired mortgages and loans, net of allowance for losses, amounted to $92 million as at June 30, 2014, $21 million lower than the as at December 31, 2013 level for these assets. The net carrying value of impaired mortgages amounted to $73 million as at June 30, 2014, $21 million lower than December 31, 2013. The majority of this net decrease is related to sales of impaired mortgages. The allowance for losses related to impaired mortgages amounted to $43 million as at June 30, 2014, $4 million lower than December 31, 2013. The sectoral provision related to mortgages included in the allowance for losses was $24 million, consistent with December 31, 2013. The majority of impaired mortgage loans are in the United States.

Asset Default Provision
We make provisions for possible future credit events in the determination of our insurance contract liabilities. The amount of the provision for asset default included in insurance contract liabilities is based on possible reductions in future investment yield that vary by factors such as type of asset, asset credit quality (rating), duration and country of origin. To the extent that an asset is written off, or disposed of, any amounts that were set aside in our insurance contract liabilities for possible future asset defaults in respect of that asset are released.

Our asset default provision disclosure reflects the provision relating to future credit events for fixed income assets currently held by the Company that support our insurance contract liabilities. Our asset default provision as at June 30, 2014 was $1,735 million compared to $1,564 million as at December 31, 2013. The increase of $171 million was primarily due to increases in the provision for assets purchased net of dispositions, increases in the fair value of assets supporting our insurance contract liabilities, partially offset by the release of provisions on fixed income assets supporting our insurance contract liabilities.

Derivative Financial Instruments
The values of our derivative instruments are set out in the following table. The use of derivatives is measured in terms of notional amounts, which serve as the basis for calculating payments and are generally not actual amounts that are exchanged.

Derivative Instruments

($ millions)	June 30, 2014	December 31, 2013
Net fair value	497	9
Total notional amount	43,222	43,343
Credit equivalent amount	747	659
Risk-weighted credit equivalent amount	7	6

The total notional amount of derivatives in our portfolio decreased to $43.2 billion as at June 30, 2014, from $43.3 billion at the end of 2013. This decrease was primarily attributable to decreases of $85 million in interest rate contracts, $376 million in equity contracts, and $75 million in other contracts, partially offset by an increase of $415 million in currency contracts. The net fair value of derivatives increased to $497 million as at June 30, 2014, from $9 million at the end of 2013. This increase was primarily due to increases in fair value on our interest rate portfolio due to a decline in yield curves.

Capital Management
Our total capital consists of common shareholders' equity, preferred shareholders' equity and subordinated debt. As at June 30, 2014, our total capital was $20.6 billion, up from $20.5 billion as at December 31, 2013. The increase in total capital was primarily the result of common shareholders' net income of $825 million and OCI of $209 million, partially offset by the net redemption of $250 million of subordinated debentures, redemption of $250 million of preferred shares and $392 million of common shareholders' dividends (net of the dividend reinvestment and share purchase plan).

The legal entity, SLF Inc. (the ultimate parent company) and its wholly owned holding companies had $1,659 million in cash and other liquid assets as at June 30, 2014 ($2,143 million as at December 31, 2013). The decrease in liquid assets held in SLF Inc. in the first half of 2014 was largely attributable to the redemption of $500 million of Series 2009-1 subordinated debentures noted below. Liquid assets as noted above include cash and cash equivalents, short-term investments, and publicly traded securities and exclude cash from short-term loans.

In the first quarter of 2014 we completed the redemption of all of our outstanding $500 million principal amount of Series 2009-1 Subordinated Unsecured 7.90% Fixed/Floating Debentures due 2019. During the second quarter of 2014, we issued $250 million principal amount of Series 2014-1 Subordinated Unsecured 2.77% Fixed/Floating Debentures due 2024 and completed the redemption of all of our $250 million Class A Non-Cumulative 5-Year Rate Reset Preferred Shares Series 6R.

Sun Life Assurance's MCCSR ratio was 222% as at June 30, 2014, compared to 219% as at December 31, 2013. MCCSR increased in the first half of 2014 as a result of strong earnings net of dividends to SLF Inc.

Risk Management
We use an enterprise risk management framework to assist in categorizing, monitoring and managing the risks to which we are exposed. The major categories of risk are credit risk, market risk, insurance risk, operational risk, liquidity risk and business risk. Operational risk is a broad category that includes legal and regulatory risks, people risks and systems and processing risks.

Through our ongoing enterprise risk management procedures, we review the various risk factors identified in the framework and report to senior management and to the Risk Review Committee of the Board at least quarterly. Our enterprise risk management procedures and risk factors are described in our annual MD&A and AIF.

When referring to segregated funds in this section, it is inclusive of segregated fund guarantees, variable annuities and investment products and includes Run-off reinsurance in our Corporate business segment.

Market Risk Sensitivities
Our earnings are affected by the determination of policyholder obligations under our annuity and insurance contracts. These amounts are determined using internal valuation models and are recorded in our Consolidated Financial Statements, primarily as Insurance contract liabilities. The determination of these obligations requires management to make assumptions about the future level of equity market performance, interest rates (including credit and swap spreads) and other factors over the life of our products. Differences between our actual experience and our best estimate assumptions are reflected in our Consolidated Financial Statements.

The market value of our investments in fixed income and equity securities fluctuate based on movements in interest rates and equity markets. The market value of fixed income assets designated as AFS that are held primarily in our surplus segment increases (decreases) with declining (rising) interest rates. The market value of equities designated as AFS and held primarily in our surplus segment increases (decreases) with rising (declining) equity markets. Changes in the market value of AFS assets flow through OCI and are only recognized in net income when realized upon sale, or when considered impaired. The amount of realized gains (losses) recorded in net income in any period is equal to the initial unrealized gains (losses) or OCI position at the start of the period plus the change in market value during the current period up to the point of sale for those securities that were sold during the period. The sale or impairment of AFS assets held in surplus can therefore have the effect of modifying our net income sensitivity.

We realized $48 million (pre-tax) in net gains on the sale of AFS assets from Continuing Operations during the second quarter of 2014 ($36 million pre-tax in the second quarter of 2013). The net unrealized gains or OCI position on AFS fixed income and equity assets from Continuing Operations was $336 million and $187 million, respectively, after-tax at June 30, 2014 ($169 million and $160 million, respectively, after-tax at December 31, 2013).

The following table sets out the estimated immediate impact or sensitivity of our net income from Continuing Operations, OCI and Sun Life Assurance's MCCSR ratio to certain instantaneous changes in interest rates and equity market prices as at June 30, 2014 and December 31, 2013.

Interest Rate and Equity Market Sensitivities

As at June 30, 2014(1) ($ millions, unless otherwise noted)
Interest rate sensitivity(2)(7)	100 basis point decrease	50 basis point decrease	50 basis point increase	100 basis point increase
Potential impact on net income(3)(7)	$(300)	$(150)	$100	$150
Potential impact on OCI(4)	$450	$200	$(200)	$(400)
Potential impact on MCCSR(5)	7% points decrease	3% points decrease	2% points increase	4% points increase
Equity markets sensitivity(6)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income(3)	$(250)	$(50)	$50	$150
Potential impact on OCI(4)	$(150)	$(50)	$50	$150
Potential impact on MCCSR(5)	10% points decrease	3% points decrease	2% points increase	3% points increase
As at December 31, 2013(1) ($ millions, unless otherwise noted)
Interest rate sensitivity(2)(7)	100 basis point decrease	50 basis point decrease	50 basis point increase	100 basis point increase
Potential impact on net income(3)(7)	$(300)	$(100)	$100	$150
Potential impact on OCI(4)	$350	$200	$(150)	$(350)
Potential impact on MCCSR(5)	5% points decrease	2% points decrease	2% points increase	3% points increase
Equity markets sensitivity(6)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income(3)	$(250)	$(100)	$50	$150
Potential impact on OCI(4)	$(150)	$(50)	$50	$150
Potential impact on MCCSR(5)	10% points decrease	4% points decrease	2% points increase	3% points increase

(1)	Net income and OCI sensitivities have been rounded to the nearest $50 million.
(2)	Represents a parallel shift in assumed interest rates across the entire yield curve as at June 30, 2014 and December 31, 2013. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for segregated funds at 10 basis point intervals (for 50 basis point changes in interest rates) and at 20 basis point intervals (for 100 basis point changes in interest rates).
(3)	The market risk sensitivities include the estimated mitigation impact of our hedging programs in effect as at June 30, 2014 and December 31, 2013, and include new business added and product changes implemented prior to such dates.
(4)	A portion of assets designated as AFS are required to support certain policyholder liabilities and any realized gains (losses) on these securities would result in a commensurate increase (decrease) in actuarial liabilities, with no net income impact in the reporting period.
(5)	The MCCSR sensitivities illustrate the impact on Sun Life Assurance as at June 30, 2014 and December 31, 2013. This excludes the impact on assets and liabilities that are in SLF Inc. but not included in Sun Life Assurance. MCCSR sensitivities reflect the impact of IAS 19 Employee Benefits and its phase-in impact on available capital.
(6)	Represents the respective change across all equity markets as at June 30, 2014 and December 31, 2013. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for segregated funds at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).
(7)	The majority of interest rate sensitivity, after hedging, is attributed to individual insurance. We also have interest rate sensitivity, after hedging, from our fixed annuity and segregated funds products.

Credit Spread and Swap Spread Sensitivities
We have estimated the immediate impact or sensitivity of our shareholder net income attributable to certain instantaneous changes in credit and swap spreads. The credit spread sensitivities reflect the impact of changes in credit spreads on our liability and asset valuations (including non-sovereign fixed income assets, including provincial governments, corporate bonds and other fixed income assets). The swap spread sensitivities reflect the impact of changes in swap spreads on swap-based derivative positions and liability valuations.

Credit Spread Sensitivities ($ millions, after-tax)

Net income sensitivity(1)	50 basis point decrease	50 basis point increase
June 30, 2014	(100)	100
December 31, 2013	(100)	100

(1)	In most instances, credit spreads are assumed to revert to long-term actuarial liability assumptions generally over a five-year period.

Swap Spread Sensitivities ($ millions, after-tax)

Net income sensitivity	20 basis point decrease	20 basis point increase
June 30, 2014	50	(50)
December 31, 2013	50	(50)

The spread sensitivities assume parallel shifts in the indicated spreads (i.e., equal shift across the entire spread term structure). Variations in realized spread changes based on different terms to maturity, geographies, asset class/derivative types, underlying interest rate movements and ratings may result in realized sensitivities being significantly different from those provided above. The credit spread sensitivity estimates also exclude any credit spread impact that may arise in connection with asset positions held in segregated funds. Spread sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Refer to the section Additional Cautionary Language and Key Assumptions Related to Sensitivities for important additional information regarding these estimates.

General Account Insurance and Annuity Products
Most of our expected sensitivity to interest rate risk is derived from our general account insurance and annuity products. We have implemented market risk management strategies to mitigate a portion of the market risk related to our general account insurance and annuity products.

Individual insurance products include universal life and other long-term life and health insurance products. Major sources of market risk exposure for individual insurance products are the reinvestment risk related to future premiums on regular premium policies, asset reinvestment risk on both regular premium and single premium policies, and the guaranteed cost of insurance. Interest rate risk for individual insurance products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment policy or guidelines. Targets and limits are established so that the level of residual exposure is commensurate with our risk appetite. Exposures are monitored frequently, and assets are re-balanced as necessary to maintain compliance within policy limits using a combination of assets and derivative instruments. A portion of the longer-term cash flows are backed with equities and real estate.

For participating insurance products and other insurance products with adjustability features the investment strategy objective is to provide a total rate of return given a constant risk profile over the long term.

Fixed annuity products generally provide the policyholder with a guaranteed investment return or crediting rate. Interest rate risk for these products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment guidelines. Targets and limits are established such that the level of residual exposure is commensurate with our risk appetite. Exposures are monitored frequently, and are re-balanced as necessary to maintain compliance within prescribed tolerances using a combination of fixed income assets and derivative instruments.

Certain insurance and annuity products contain minimum interest rate guarantees. Market risk management strategies are implemented to limit potential financial loss due to significant reductions in asset earned rates relative to contract guarantees. These typically involve the use of hedging strategies utilizing interest rate derivatives such as interest rate floors, swaps and swaptions.

Certain insurance and annuity products contain features which allow the policyholders to surrender their policy at book value. Market risk management strategies are implemented to limit the potential financial loss due to changes in interest rate levels and policyholder behaviour. These typically involve the use of hedging strategies such as dynamic option replication and the purchase of interest rate swaptions.

Certain products have guaranteed minimum annuitization rates. This exposure is hedged using both assets and derivative instruments. Interest rate derivatives used in the hedging strategy may include interest rate swaps and swaptions.

Segregated Fund Guarantees

Approximately one half of our expected sensitivity to equity market risk and a small amount of interest rate risk sensitivity is derived from segregated fund products. These products provide benefit guarantees, which are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization. The cost of providing for the guarantees in respect of our segregated fund contracts is uncertain and will depend upon a number of factors including general capital market conditions, our hedging strategies, policyholder behaviour and mortality experience, each of which may result in negative impacts on net income and capital.

The following table provides information with respect to the guarantees provided in our segregated fund businesses.

June 30, 2014
($ millions)	Fund value	Amount at risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
SLF Canada	13,312	149	11,087	21
SLF U.S.	4,949	186	4,826	52
Run-off reinsurance(4)	2,727	469	1,950	477
Total	20,988	804	17,863	550

December 31, 2013
($ millions)	Fund value	Amount at risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
SLF Canada	12,987	255	11,271	(20)
SLF U.S.	4,793	206	4,716	52
Run-off reinsurance(4)	2,792	482	2,018	442
Total	20,572	943	18,005	474

(1)	The amount at risk represents the excess of the value of the guarantees over fund values on all policies where the value of the guarantees exceeds the fund value. The amount at risk is not currently payable as the guarantees are only payable upon death, maturity, withdrawal or annuitization if fund values remain below guaranteed values.
(2)	For guaranteed lifetime withdrawal benefits, the value of guarantees is calculated as the present value of the maximum future withdrawals assuming market conditions remain unchanged from current levels. For all other benefits, the value of guarantees is determined assuming 100% of the claims are made at the valuation date.
(3)	The insurance contract liabilities represent management's provision for future costs associated with these guarantees and include a provision for adverse deviation in accordance with Canadian actuarial standards of practice.
(4)	The Run-off reinsurance business includes risks assumed through reinsurance of variable annuity products issued by various North American insurance companies between 1997 and 2001. This line of business is part of a closed block of reinsurance, which is included in the Corporate segment.

The movement of the items in the table above from December 31, 2013 to June 30, 2014 was primarily as a result of the following factors:

(i)	fund values increased due to favourable equity market movements;
(ii)	the amount at risk decreased due to favourable equity market movements;
(iii)	the total value of guarantees decreased mainly due to the natural run-off of the block, partially offset by the reset of the policy benefits; and
(iv)	insurance contract liabilities increased due to unfavourable interest rate movements, partially offset by favourable equity market movements.

Segregated Fund Hedging
We have implemented hedging programs, involving the use of derivative instruments, to mitigate a portion of the cost of interest rate and equity market-related volatility in providing for segregated fund guarantees. As at June 30, 2014, over 90% of our segregated fund contracts, as measured by associated fund values, were included in a hedging program. While a large percentage of contracts are included in the hedging program, not all of our equity and interest rate exposure related to these contracts is hedged. For those segregated fund contracts included in the hedging program, we generally hedge the value of expected future net claims costs and a portion of the policy fees as we are primarily focused on hedging the expected economic costs associated with providing these guarantees and we do not hedge the value of other fee streams that do not relate to costs of hedging.

The following table illustrates the impact of our hedging program related to our sensitivity to a 50 basis point and 100 basis point decrease in interest rates and 10% and 25% decrease in equity markets for segregated fund contracts as at June 30, 2014 and December 31, 2013.

Impact of Segregated Fund Hedging

June 30, 2014
($ millions)	Changes in interest rates(3)		Changes in equity markets(4)
Net income sensitivity(1)(2)	50 basis point decrease	100 basis point decrease	10% decrease	25% decrease
Before hedging	(150)	(300)	(150)	(500)
Hedging impact	150	300	150	400
Net of hedging	—	—	—	(100)

December 31, 2013
($ millions)	Changes in interest rates(3)		Changes in equity markets(4)
Net income sensitivity(1)(2)	50 basis point decrease	100 basis point decrease	10% decrease	25% decrease
Before hedging	(150)	(250)	(200)	(500)
Hedging impact	150	250	150	400
Net of hedging	-	-	(50)	(100)

(1)	Since the fair value of benefits being hedged will generally differ from the financial statement value (due to different valuation methods and the inclusion of valuation margins in respect of financial statement values), this approach will result in residual volatility to interest rate and equity market shocks in reported income and capital. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors, including volatile and declining equity and interest rate market conditions.
(2)	Net income sensitivities have been rounded to the nearest $50 million.
(3)	Represents a parallel shift in assumed interest rates across the entire yield curve as at June 30, 2014. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for segregated funds at 10 basis point intervals (for 50 basis point changes in interest rates) and at 20 basis point intervals (for 100 basis point changes in interest rates).
(4)	Represents the change across all equity markets as at June 30, 2014. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk and other factors), realized sensitivities may differ significantly from those illustrated above.
Sensitivities include the impact of re-balancing equity hedges for segregated funds at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

Real Estate Risk
We are exposed to real estate risk arising from fluctuations in the value of, or future cash flows on, real estate classified as investment properties. We may experience financial losses resulting from the direct ownership of real estate investments or indirectly through fixed income investments secured by real estate property, leasehold interests, ground rents and purchase and leaseback transactions. Real estate price risk may arise from external market conditions, inadequate property analysis, inadequate insurance coverage, inappropriate real estate appraisals or from environmental risk exposures. We hold direct real estate investments that support general account liabilities and surplus, and fluctuations in value will impact our profitability and financial position. An instantaneous 10% decrease in the value of our direct real estate investments as at June 30, 2014 would decrease net income by approximately $150 million ($150 million decrease as at December 31, 2013). Conversely, an instantaneous 10% increase in the value of our direct real estate investments as at June 30, 2014 would increase net income by approximately $150 million ($150 million increase as at December 31, 2013).

Additional Cautionary Language and Key Assumptions Related to Sensitivities
Our market risk sensitivities are forward-looking information. They are measures of our estimated net income and OCI for changes in interest rate and equity market price levels described above, based on interest rates, equity market prices and business mix in place as at the respective calculation dates. These sensitivities are calculated independently for each risk factor, generally assuming that all other risk variables stay constant. The sensitivities do not take into account indirect effects such as potential impacts on goodwill impairment or valuation allowances on deferred tax assets. The sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Actual results can differ materially from these estimates for a variety of reasons, including differences in the pattern or distribution of the market shocks, the interaction between these risk factors, model error, or changes in other assumptions such as business mix, effective tax rates, policyholder behaviour, currency exchange rates and other market variables relative to those underlying the calculation of these sensitivities. The potential extent to which actual results may differ from the indicative ranges will generally increase with larger capital market movements. Our sensitivities as at December 31, 2013 have been included for comparative purposes only.

We have also provided measures of our net income sensitivity to instantaneous changes in credit spreads, swap spreads, real estate price levels and capital sensitivities to changes in interest rates and equity price levels. These sensitivities are also forward-looking statements and MCCSR ratio sensitivities are non-IFRS financial measures. For additional information, see Use of Non-IFRS Financial Measures. The cautionary language which appears in this section is also applicable to the credit spread, swap spread, real estate and MCCSR ratio sensitivities. In particular, these sensitivities are based on interest rates, credit and swap spreads, equity market and real estate price levels as at the respective calculation dates and assume that all other risk variables remain constant. Changes in interest rates, credit and swap spreads, equity market and real estate prices in excess of the ranges illustrated may result in other-than-proportionate impacts.

As these market risk sensitivities reflect an instantaneous impact on net income, OCI and Sun Life Assurance's MCCSR ratio, they do not include impacts over time such as the effect on fee income in our asset management businesses.

The sensitivities reflect the composition of our assets and liabilities as at June 30, 2014 and December 31, 2013. Changes in these positions due to new sales or maturities, asset purchases/sales or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedge assets and programs in place as at the June 30 and December 31 calculation dates. The actual impact of these hedging activities can differ materially from that assumed in the determination of these indicative sensitivities due to ongoing hedge re-balancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (the risk that hedges do not exactly replicate the underlying portfolio experience), model risk and other operational risks in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.

The sensitivities are based on methods and assumptions in effect as at June 30, 2014 and December 31, 2013, as applicable. Changes in the regulatory environment, accounting or actuarial valuation methods, models or assumptions after this date could result in material changes to these reported sensitivities. Changes in interest rates and equity market prices in excess of the ranges illustrated may result in other than proportionate impacts.

Our hedging programs may themselves expose us to other risks, including basis risk (the risk that hedges do not exactly replicate the underlying portfolio experience), derivative counterparty credit risk and increased levels of liquidity risk, model risk and other operational risks. These factors may adversely impact the net effectiveness, costs and financial viability of maintaining these hedging programs and therefore adversely impact our profitability and financial position. While our hedging programs include various elements aimed at mitigating these effects (for example, hedge counterparty credit risk is managed by maintaining broad diversification, dealing primarily with highly rated counterparties and transacting through International Swaps and Derivatives Association agreements that generally include applicable credit support annexes), residual risk and potential reported earnings and capital volatility remain.

For the reasons outlined above, these sensitivities should only be viewed as directional estimates of the underlying sensitivities of each factor under these specialized assumptions, and should not be viewed as predictors of our future net income, OCI and capital sensitivities. Given the nature of these calculations, we cannot provide assurance that actual impact will be consistent with the estimates provided.

Information related to market risk sensitivities and guarantees related to segregated fund products should be read in conjunction with the information contained in the Outlook, Critical Accounting Policies and Estimates and Risk Management sections in our annual MD&A and in the Risk Factors and Regulatory Matters sections in our AIF.

Legal and Regulatory Matters
Information concerning legal and regulatory matters is provided in our annual consolidated financial statements, annual MD&A and AIF, for the year ended December 31, 2013.

Changes in Accounting Policies
We have adopted several new and amended IFRS in the current year. For additional information, refer to Note 2 in our interim consolidated financial statements.

Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of its financial statements in accordance with IFRS.

There were no changes in the Company's internal control over financial reporting during the period beginning on April 1, 2014 and ended on June 30, 2014 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Reconciliation of Non-IFRS Financial Measures
Additional information on the use of non-IFRS measures, including the definition of operating net income (loss) and underlying net income (loss), is available in this document under the heading Use of Non-IFRS Financial Measures.

The following tables set out the amounts that were excluded from our operating net income (loss), underlying net income (loss), operating EPS and underlying EPS, and provides a reconciliation to our reported net income (loss) and EPS based on IFRS.

Reconciliations of Select Net Income Measures

($ millions, unless otherwise noted)	Q2'14	Q1'14	Q4'13	Q3'13	Q2'13
Net income from Continuing Operations	425	400	571	324	391
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting	(8)	5	17	(2)	9
Fair value adjustments on share-based payment awards at MFS	(44)	(51)	(76)	(59)	(42)
Assumption changes and management actions related to the sale of our U.S. Annuity Business	—	—	(5)	(22)	—
Restructuring and other related costs	(11)	(8)	(7)	(15)	(7)
Operating net income (loss) from Continuing Operations	488	454	642	422	431

Market related impacts	(22)	(26)	37	57	47
Assumption changes and management actions	11	40	230	(83)	11
Underlying net income (loss) from Continuing Operations	499	440	375	448	373

Reported EPS from Continuing Operations (diluted) ($)	0.69	0.65	0.93	0.53	0.64
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting ($)	(0.01)	0.01	0.03	—	0.01
Fair value adjustments on share-based payment awards at MFS ($)	(0.07)	(0.08)	(0.12)	(0.10)	(0.07)
Assumption changes and management actions related to the sale of our U.S. Annuity Business ($)	—	—	(0.01)	(0.04)	—
Restructuring and other related costs ($)	(0.02)	(0.01)	(0.01)	(0.02)	(0.01)
Impact of convertible securities on diluted EPS ($)	(0.01)	(0.01)	(0.01)	—	—
Operating EPS from Continuing Operations (diluted) ($)	0.80	0.74	1.05	0.69	0.71

Market related impacts ($)	(0.03)	(0.04)	0.06	0.09	0.07
Assumption changes and management actions ($)	0.02	0.06	0.38	(0.14)	0.02
Underlying EPS from Continuing Operations(diluted) ($)	0.81	0.72	0.61	0.74	0.62

Management also uses the following non-IFRS financial measures:

Return on equity. IFRS does not prescribe the calculation of ROE and therefore a comparable measure under IFRS is not available. To determine operating ROE and underlying ROE, operating net income (loss) from Combined Operations and underlying net income (loss) from Combined Operations are divided by the total weighted average common shareholders' equity for the period, respectively.

Adjusted Revenue. This measure adjusts revenue for the impact of: (i) the effects of exchange rate fluctuations, from the translation of functional currencies to the Canadian dollar, for comparisons  ("constant currency adjustment"); (ii) excluding fair value changes in FVTPL assets and liabilities net of foreign exchange gains (losses) arising from the translation of original currencies to functional currencies ("FVTPL adjustment"); and (iii) excluding reinsurance for the insured business in SLF Canada's GB operations ("Reinsurance in SLF Canada's GB operations adjustment"). Adjusted revenue in prior disclosures removed from revenue net premiums from the life insurance business in SLF U.S. that was closed to new sales effective December 30, 2011 and did not adjust for the netting of foreign exchange gains (losses) arising from translation of original currencies to functional currencies.  Prior periods have been restated to reflect this change. Adjusted revenue is an alternative measure of revenue that provides greater comparability across reporting periods.

($ millions)	Q2'14	Q1'14	Q4'13	Q3'13	Q2'13
Revenues	6,315	6,460	4,710	4,156	1,218
Constant currency adjustment	170	185	65	35	—
FVTPL adjustment	1,560	1,921	(391)	(403)	(3,209)
Reinsurance in SLF Canada's GB operations adjustment	(1,120)	(1,161)	(1,102)	(1,099)	(1,090)
Adjusted revenue	5,705	5,515	6,138	5,623	5,517

Adjusted premiums and deposits. This measure adjusts premiums and deposits for the impact of: (i) constant currency adjustment; and (ii) Reinsurance in SLF Canada's GB operations adjustment. Adjusted premiums and deposits in prior disclosures removed from total premiums and deposits net premiums from the life insurance business in SLF U.S. that was closed to new sales effective December 30, 2011. Prior periods have been restated to reflect this change. Adjusted premiums and deposits is an alternative measure of premiums and deposits that provides greater comparability across reporting periods.

($ millions)	Q2'14	Q1'14	Q4'13	Q3'13	Q2'13
Premiums and deposits	28,876	32,710	30,749	33,747	34,108
Constant currency adjustment	1,422	1,868	583	331	—
Reinsurance in SLF Canada's GB operations adjustment	(1,120)	(1,161)	(1,102)	(1,099)	(1,090)
Adjusted premiums and deposits	28,574	32,003	31,268	34,515	35,198

Pre-tax operating profit margin ratio for MFS. This ratio is a measure of the underlying profitability of MFS, which excludes certain investment income and commission expenses that are offsetting. These amounts are excluded in order to neutralize the impact these items have on the pre-tax operating profit margin ratio, as they are offsetting in nature and have no impact on the underlying profitability of MFS.

Impact of foreign exchange. Several IFRS financial measures are adjusted to exclude the impact of currency fluctuations. These measures are calculated using the average currency and period end rates, as appropriate, in effect at the date of the comparative period.

Equity market, interest rate, credit spread, swap spread and real estate market sensitivities. Our equity market, interest rate, credit spread, swap spread and real estate market sensitivities are non-IFRS financial measures, for which there are no directly comparable measures under IFRS. It is not possible to provide a reconciliation of these amounts to the most directly comparable IFRS measures on a forward-looking basis because we believe it is only possible to provide ranges of the assumptions used in determining those non-IFRS financial measures, as actual results can fluctuate significantly inside or outside those ranges and from period to period.

Other. Management also uses the following non-IFRS financial measures for which there are no comparable financial measures in IFRS: (i) ASO premium and deposit equivalents, mutual fund sales, managed fund sales, life and health sales and total premiums and deposits; (ii) AUM, mutual fund assets, managed fund assets, other AUM and assets under administration; (iii) the value of new business, which is used to measure the estimated lifetime profitability of new sales and is based on actuarial calculations; and (iv) assumption changes and management actions, which is a component of our sources of earnings disclosure. Sources of earnings is an alternative presentation of our Consolidated Statements of Operations that identifies and quantifies various sources of income. The Company is required to disclose its sources of earnings by its principal regulator, the Office of the Superintendent of Financial Institutions.

Forward-Looking Statements
From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this document include (i) statements set out in this document under the heading Annual Review of Actuarial Methods and Assumptions, (ii) statements relating to our strategies, (iii) statements that are predictive in nature or that depend upon or refer to future events or conditions, and (iv) statements that include words such as "aim", "anticipate", "assumption", "believe", "could", "estimate", "expect", "goal", "intend", "may", "objective", "outlook", "plan", "project", "seek", "should", "initiatives", "strategy", "strive", "target", "will" and similar expressions. Forward-looking statements include the information concerning our possible or assumed future results of operations. These statements represent our current expectations, estimates and projections regarding future events and are not historical facts. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out in this document under the headings Annual Review of Actuarial Methods and Assumptions, Capital Management and Risk Management and in SLF Inc.'s 2013 AIF under the headings Risk Factors and the factors detailed in SLF Inc.'s other filings with Canadian and U.S. securities regulators, which are available for review at www.sedar.com and www.sec.gov, respectively.

Factors that could cause actual results to differ materially from expectations include, but are not limited to: economic uncertainty; credit risks related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, derivative counterparties, other financial institutions and other entities; the performance of equity markets; changes or volatility in interest rates or credit/swap spreads; changes in legislation and regulations including capital requirements and tax laws; risks in implementing business strategies; legal and regulatory proceedings, including inquiries and investigations; risks relating to the rate of mortality improvement; risks relating to policyholder behaviour; risks relating to mortality and morbidity, including the occurrence of natural or man-made disasters, pandemic diseases and acts of terrorism; breaches or failure of information system security and privacy, including cyber terrorism; risks relating to our information technology infrastructure and Internet-enabled technology; risks relating to product design and pricing; the performance of the Company's investments and investment portfolios managed for clients such as segregated and mutual funds; risks relating to financial modelling errors; our dependence on third-party relationships including outsourcing arrangements; business continuity risks; the impact of higher-than-expected future expenses; the ability to attract and retain employees; market conditions that affect the Company's capital position or its ability to raise capital; risks related to liquidity; downgrades in financial strength or credit ratings; fluctuations in foreign currency exchange rate; the availability, cost and effectiveness of reinsurance; risks relating to real estate investments; risks relating to operations in Asia including the Company's joint ventures; the inability to maintain strong distribution channels and risks relating to market conduct by intermediaries and agents; risk management; risks relating to estimates and judgments used in calculating taxes; the impact of mergers, acquisitions and divestitures; the impact of competition; risks relating to the closed block of business and risks relating to the environment, environmental laws and regulations and third-party policies.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.

Earnings Conference Call
The Company's second quarter 2014 financial results will be reviewed at a conference call on Thursday, August 7, 2014, at 10:00 a.m. ET. To listen to the call via live audio webcast and to view the presentation slides, as well as related information, please visit www.sunlife.com and click on the link to Q2 results from the "Investors" section on the home page 10 minutes prior to the start of the call. Individuals participating in the call in a listen-only mode are encouraged to connect via our webcast. Following the call, the webcast and presentation will be archived and made available on the Company's website, www.sunlife.com, until Q2 2015 period end. The conference call can also be accessed by phone by dialing 647-788-4901 (International) or 1-877-201-0168 (Toll free North America).

Consolidated Statements of Operations

	For the three months ended		For the six months ended
(unaudited, in millions of Canadian dollars except for per share amounts)	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Revenue
Premiums
Gross	$3,758	$3,709	$7,396	$7,117
Less: Ceded	1,386	1,335	2,796	2,710
Net	2,372	2,374	4,600	4,407

Net investment income (loss):
Interest and other investment income	976	1,272	2,465	2,509
Changes in fair value through profit or loss assets and liabilities	1,814	(3,356)	3,434	(3,704)
Net gains (losses) on available-for-sale assets	48	36	105	60
Net investment income (loss)	2,838	(2,048)	6,004	(1,135)
Fee income	1,105	892	2,171	1,736
Total revenue	6,315	1,218	12,775	5,008

Benefits and expenses
Gross claims and benefits paid	3,136	3,047	6,339	5,958
Increase (decrease) in insurance contract liabilities	2,368	(2,555)	4,597	(2,333)
Decrease (increase) in reinsurance assets	(166)	(76)	(112)	(183)
Increase (decrease) in investment contract liabilities	25	16	56	32
Reinsurance expenses (recoveries)	(1,351)	(1,285)	(2,676)	(2,543)
Commissions	465	407	905	796
Net transfers to (from) segregated funds	(13)	(1)	(6)	(3)
Operating expenses	1,124	989	2,247	1,946
Premium taxes	60	59	121	116
Interest expense	78	89	165	176
Total benefits and expenses	5,726	690	11,636	3,962

Income (loss) before income taxes	589	528	1,139	1,046
Less: Income tax expense (benefit)	134	108	251	193
Total net income (loss) from continuing operations	455	420	888	853
Less: Net income (loss) attributable to participating policyholders	—	(1)	4	(7)
Shareholders' net income (loss) from continuing operations	455	421	884	860
Less: Preferred shareholders' dividends	30	30	59	59
Common shareholders' net income (loss) from continuing operations	$425	$391	$825	$801
Common shareholders' net income (loss) from discontinued operations	$—	$8	$—	$111
Common shareholders' net income (loss)	$425	$399	$825	$912

Earnings (loss) per share
Basic earnings (loss) per share from continuing operations	$0.70	$0.65	$1.35	$1.33
Basic earnings (loss) per share from discontinued operations	$—	$0.01	$—	$0.18
Basic earnings (loss) per share	$0.70	$0.66	$1.35	$1.51

Diluted earnings (loss) per share from continuing operations	$0.69	$0.64	$1.34	$1.32
Diluted earnings (loss) per share from discontinued operations	$—	$0.01	$—	$0.18
Diluted earnings (loss) per share	$0.69	$0.65	$1.34	$1.50

Consolidated Statements of Financial Position

	As at
(unaudited, in millions of Canadian dollars)	June 30, 2014	December 31, 2013
Assets
Cash, cash equivalents and short-term securities	$5,816	$7,636
Debt securities	61,013	54,813
Equity securities	5,081	5,194
Mortgages and loans	31,274	30,313
Derivative assets	1,276	948
Other invested assets	2,055	1,855
Policy loans	2,788	2,792
Investment properties	6,054	6,092
Invested assets	115,357	109,643
Other assets	3,289	3,270
Reinsurance assets	3,917	3,648
Deferred tax assets	1,167	1,303
Property and equipment	653	658
Intangible assets	856	866
Goodwill	4,014	4,002
Total general fund assets	129,253	123,390
Investments for account of segregated fund holders	82,461	76,141
Total assets	$211,714	$199,531

Liabilities and equity
Liabilities
Insurance contract liabilities	94,081	$88,903
Investment contract liabilities	2,729	2,602
Derivative liabilities	779	939
Deferred tax liabilities	99	122
Other liabilities	8,791	8,218
Senior debentures	2,849	2,849
Subordinated debt	2,153	2,403
Total general fund liabilities	111,481	106,036
Insurance contracts for account of segregated fund holders	75,332	69,088
Investment contracts for account of segregated fund holders	7,129	7,053
Total liabilities	$193,942	$182,177

Equity
Issued share capital and contributed surplus	$10,726	$10,902
Retained earnings and accumulated other comprehensive income	7,046	6,452
Total equity	$17,772	$17,354
Total liabilities and equity	$211,714	$199,531

About Sun Life Financial
Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth products and services to individuals and corporate customers. Sun Life Financial and its partners have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of June 30, 2014, the Sun Life Financial group of companies had total assets under management of $684 billion.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

SOURCE Sun Life Financial Inc.

%CIK: 0001097362

For further information:

Media Relations Contact:
Frank Switzer
Vice-President, Corporate Communications
Tel: 416-979-4086
frank.switzer@sunlife.com

Investor Relations Contact:
Phil Malek
Vice-President, Investor Relations
Tel: 416-979-4198
investor.relations@sunlife.com

CO: Sun Life Financial Inc.

CNW 17:10e 06-AUG-14